As filed with the Securities and Exchange Commission on June 2, 2004

Registration No. 333-115294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

WELLCHOICE, INC.

(Exact name of registrant as specified in its charter)

Delaware	71-0901607
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

11 West 42nd Street

New York, New York 10036

(212) 476-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael A. Stocker, M.D.

Chief Executive Officer

WellChoice, Inc.

11 West 42nd Street

New York, New York 10036

(212) 476-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Serge Benchetrit, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Linda V. Tiano, Esq. Seth I. Truwit, Esq. WellChoice, Inc. 11 West 42nd Street New York, New York 10036 (212) 476-7800	Matthew Bloch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 2, 2004

9,985,619 Shares

Common Stock

The shares of common stock are being sold by The New York Public Asset Fund, or the Fund, and The New York Charitable Asset Foundation, or the Foundation, each as a selling stockholder. We will not receive any of the proceeds from the shares of common stock sold by the Fund and the Foundation. The Fund and the Foundation will own approximately 61.7% and 3.2%, respectively, of our common stock immediately after the offering, including one share of Class B common stock owned by the Fund.

Our common stock is listed on the New York Stock Exchange under the symbol “WC.” On June 1, 2004, the last reported sale price of the common stock on the New York Stock Exchange was $40.83 per share.

Our certificate of incorporation prohibits any institutional investor from owning 10% or more of our outstanding voting securities, any noninstitutional investor from owning 5% or more of our outstanding voting securities and any person or entity from owning equity securities representing a 20% or more ownership interest in our company. These ownership restrictions will apply to the shares sold in this offering but do not apply to the Fund. See “Description of Capital Stock” on page 60 for a more detailed discussion of these restrictions.

The underwriters have an option to purchase a maximum of 1,497,843 additional shares from the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	UBS Investment Bank

Merrill Lynch & Co.

Morgan Stanley	JPMorgan

Blaylock & Partners, L.P.	Ramirez & Co., Inc.

The date of this prospectus is                 , 2004

About this Prospectus

In this prospectus:

•	“Blue Cross” and/or “Blue Shield” refers to BlueCross® and/or BlueShield®, registered service marks of the Blue Cross Blue Shield Association;

•	“BlueCard” refers to BlueCard®, a registered service mark of the Blue Cross Blue Shield Association; and

•	“SARA” refers to SARA®, our registered service mark for our Systematic Analysis Review and Assistance Program.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Information contained on our website does not constitute part of this document.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors” and the financial statements and reports included or incorporated by reference in this prospectus, before making an investment decision. In this prospectus, “WellChoice,” “company,” “we,” “us,” and “our” refer to WellChoice, Inc., a Delaware corporation, and, as the context requires, its subsidiaries. The information in this prospectus assumes that the underwriters’ over-allotment option to purchase a maximum of 1,497,843 shares is not exercised.

Our subsidiary, Empire HealthChoice Assurance, Inc. is the for-profit successor of Empire HealthChoice, Inc., a not-for-profit corporation that converted to for-profit status in November 2002 under an amended plan of conversion approved by the New York State Superintendent of Insurance. When we refer to “HealthChoice” in this document, we mean Empire HealthChoice, Inc. prior to the conversion and when we refer to “Empire,” we mean Empire HealthChoice Assurance, Inc. following the conversion. See “Business—Conversion.”

Our Company

We are the largest health insurance company in the State of New York based on preferred provider organization, or PPO, and health maintenance organization, or HMO, membership. At March 31, 2004, we served approximately 4.9 million members through our service areas. Our service areas include 10 downstate New York counties which we refer to as the “New York City metropolitan area,” where we hold a leading market position covering over 21% of the population, upstate New York and New Jersey.

We offer a broad portfolio of managed care and insurance products primarily to private and public employers through a variety of funding arrangements, including insured and self-funded, or administrative services only (ASO). Our managed care product offerings include:

•	health maintenance organizations, or HMOs;

•	preferred provider organizations, or PPOs;

•	exclusive provider organizations, or EPOs;

•	point of service, or POS, products; and

•	dental-only coverage.

We have a broad customer base. Among our customers are large groups of more than 500 employees, which include employees of New York State and New York City, as well as labor unions; middle market groups, ranging from 51 to 500 employees; small groups, ranging from two to 50 employees; and individuals. We also serve approximately 1.2 million members through our national accounts—generally large, multi-state employers, including many Fortune 500 companies.

We have the largest HMO and PPO provider networks of any health insurer or HMO in our New York service area. Our provider networks consist of many of the most well-recognized provider organizations and include more physicians listed on New York Magazine’s June 2003 List of Best Doctors than any other health benefits provider.

We have the exclusive right to use the Blue Cross and Blue Shield names and marks for all of our health benefits products in 10 counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. In addition, we have an exclusive right to use only the Blue Cross names and marks in seven counties in our upstate New York service area and a non-exclusive right to use only the Blue Cross names and marks in an additional four upstate New York counties. Our membership in the Blue Cross Blue Shield Association also enables us to provide our PPO, EPO and indemnity members access to the national network of providers through the BlueCard program. This program allows these members access to in-network benefits through the networks of Blue Cross Blue Shield plans throughout the United States and over 200 foreign countries and territories. Substantially all of our revenues, and nearly all of our membership, is derived from the sale of our Blue Cross Blue Shield products and services.

Our Strategy

Our goal is to be the leading health insurer in the New York marketplace and surrounding areas. In recent years, we have implemented strategic changes to achieve this goal, including shifting our membership base from purchasers of mainly traditional indemnity products to more innovative managed care products. We plan to continue to maintain and improve our market position and financial performance by executing the following strategy:

•	Capitalize on Growth Opportunities.

—	Offer a broad spectrum of managed care products in our local markets. We intend to continue to grow our business in our local markets, particularly in the small group and middle market customer segment, by maintaining, developing and offering the broad continuum of managed care products that the New York market demands. Generally, the breadth and flexibility of our benefit plan options are designed to appeal to a variety of employer groups and individuals with differing product and service preferences. We believe that customer needs will continue to change, requiring us to increase the variety of products we offer. Product variations will include freedom in selecting providers, cost sharing, scope of coverage and the degree of medical management. For example, during 2003, we launched a POS product to employer groups, primarily focused on small and middle market customers.

—	Grow our national accounts business. We view national accounts as an attractive growth opportunity, as this group represents approximately 36% of employed persons in the United States. We believe our position in the New York City metropolitan area, where a significant number of national businesses have headquarters, provides us with a competitive advantage in our efforts to grow this business. In addition, we intend to continue to grow our national accounts business through the promotion of the BlueCard program.

—	Expand geographically. We also intend to pursue expansion opportunities, especially those in or adjacent to our current service areas. We believe that we have developed an expertise in systems migration, network development, marketing, underwriting and cost control that is transferable to attractive markets within and outside New York and which positions us to take advantage of opportunities that may arise as the consolidation of the health insurance industry continues.

•	Leverage the Strength of the Blue Cross and Blue Shield Brands. We believe that our license to use the Blue Cross and Blue Shield names and marks gives us a significant competitive advantage in New York, and we intend to continue to promote the value of these brands to attract additional customers and members.

•	Continue to Promote the Use of Medical Information to Offer Innovative Products and Services to Members and Providers. We intend to be a leader in the use of medical information to facilitate and enhance communications and delivery of service among employers, employees and other health care providers. We believe that our members will increasingly desire and demand ready access to a repository of comprehensive, accurate and secure medical and health-related information that can be transmitted by the member to physicians and medical institutions.

•	Reduce Costs through Operational Excellence. We seek to achieve operational excellence by improving delivery of service, customer satisfaction and financial results through high levels of performance accompanied by cost containment.

Our ability to successfully execute this strategy and achieve our goals, and our business generally, is subject to a number of risks, some of which are beyond our control. These risks include those relating to our business specifically. For example, we could lose our license to use the Blue Cross and Blue Shield names and marks and we are subject to intense competition for customers and providers. Also, our industry is heavily regulated and changes in legislation or regulation may adversely affect us. For a more detailed discussion of these and other risks, see “Risk Factors” beginning on page 7 of this prospectus.

General

WellChoice was incorporated in Delaware in August 2002 and commenced operations in November 2002 upon conversion of its wholly-owned subsidiary, HealthChoice, the predecessor of which was founded in 1934, into a for-profit corporation, and the completion of WellChoice’s initial public offering on November 7, 2002. Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036. Our telephone number is (212) 476-7800.

The Offering

Common stock offered by:

The Fund	9,486,338 shares
The Foundation	499,281 shares
Total	9,985,619 shares

Common stock outstanding after the offering

83,674,466 shares of common stock and one share of Class B common stock which is held by the Fund and provides the Fund with certain approval rights. See “Description of Capital Stock—Description of Common Stock and Class B Common Stock.”

Use of Proceeds

We will not receive any proceeds from the sale of shares by the Fund and the Foundation. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus.

Dividend Policy

We currently do not intend to pay cash dividends on our common stock. Any future dividends will be subject to our financial condition, declaration by our board of directors, statutory limitations and other factors described under “Dividend Policy.”

Risk Factors	For a discussion of factors you should consider before buying the shares, see “Risk Factors.”

New York Stock Exchange Symbol	“WC”

Summary Consolidated Financial and Additional Data

We derived the following summary consolidated financial and additional data for the five years ended December 31, 2003 from the consolidated financial statements and related notes of WellChoice and its subsidiaries which were audited by Ernst & Young LLP. We derived the following summary consolidated financial and additional data for the three months ended March 31, 2004 and 2003 from unaudited financial statements, which include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for this period. You should read the summary consolidated financial and additional data together with the consolidated financial statements of WellChoice and its subsidiaries and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated by reference into this prospectus.

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions)
Revenue
Premiums earned	$1,245.6	$1,166.6	$4,875.4	$4,628.0	$4,246.2	$3,876.9	$3,362.3
Administrative service fees	121.2	108.9	445.8	396.2	322.0	264.9	238.9
Investment income, net	14.1	13.4	51.2	64.8	69.3	65.5	58.7
Net realized investment gains (losses)	3.5	3.1	11.8	2.6	(12.4)	22.1	0.2
Other income (expense), net	0.2	0.1	(1.7)	14.0	6.1	4.3	4.8

Total revenue	1,384.6	1,292.1	5,382.5	5,105.6	4,631.2	4,233.7	3,664.9

Expenses:
Cost of benefits provided	1,062.9	999.3	4,162.2	3,947.4	3,738.8	3,426.4	2,944.6
Administrative expenses	224.5	209.8	876.7	833.1	742.8	686.2	587.3
Conversion expenses	—	—	—	15.4	2.0	0.6	3.7

Total expenses	1,287.4	1,209.1	5,038.9	4,795.9	4,483.6	4,113.2	3,535.6

Income from continuing operations before income taxes	97.2	83.0	343.6	309.7	147.6	120.5	129.3
Income tax expense (benefit)(1)	38.0	35.3	142.5	(67.9)	0.1	(74.5)	9.1

Income from continuing operations	59.2	47.7	201.1	377.6	147.5	195.0	120.2
Loss from discontinued operations, net of tax	—	—	—	(1.1)	(16.5)	(4.6)	—

Net income	$59.2	$47.7	$201.1	$376.5	$131.0	$190.4	$120.2

Per share data(2)
Basic and diluted earnings per share	$0.71	$0.57	$2.41	$4.51	$1.57	$2.28	$1.44

Additional Data:
Medical loss ratio(3)	85.3%	85.7%	85.4%	85.3%	88.1%	88.4%	87.6%
Medical loss ratio, excluding New York City and New York State PPO(4)	82.3%	83.2%	82.2%	81.8%	86.0%	85.9%	85.1%
Administrative expense ratio(5)(6)	16.4%	16.4%	16.5%	16.9%	16.3%	16.6%	16.4%
Members (000’s at end of period)(7)	4,861	4,820	4,754	4,608	4,383	4,135	4,161

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions)
Balance Sheet Data
Cash and investments	$2,180.4	$1,910.7	$2,059.3	$1,783.0	$1,604.3	$1,400.6	$1,330.2
Premium related receivables	399.9	368.3	378.2	358.8	403.5	447.5	404.7
Total assets	3,162.7	2,869.1	3,043.0	2,777.5	2,449.6	2,252.5	1,987.4
Unpaid claims and claims adjustment expense	625.7	579.5	609.5	559.9	634.1	672.4	591.0
Obligations under capital lease	47.3	46.9	48.3	47.7	50.1	52.0	53.5
Total liabilities	1,664.5	1,587.8	1,610.7	1,541.2	1,620.3	1,577.8	1,484.7
Stockholders’ equity	1,498.2	1,281.3	1,432.3	1,236.3	829.3	674.7	502.7

(1)	Our deferred tax asset allowance at December 31, 2001 was approximately $195.7 million. During 2002, we eliminated the valuation allowance on our deferred tax assets, based on approval of the conversion and continued, current and projected positive taxable income. As of December 31, 2000, we reduced our valuation allowance on our deferred tax assets by $71.9 million based on continued, current and projected positive taxable income.
(2)	The weighted-average shares outstanding and the effect of dilutive securities for the respective periods during 2003 and 2004 was used to calculate basic and diluted earnings per share amounts. There were no shares or dilutive securities outstanding prior to November 7, 2002 (date of conversion and initial public offering). Accordingly, amounts prior to 2003 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, shares outstanding at December 31, 2002 of 83,490,478 were used to calculate pro forma earnings per share for all periods prior to 2003. Net loss and basic and diluted net loss per common share based on the weighted average shares outstanding for the period from November 7, 2002 (date of initial public offering) to December 31, 2002 were $38.5 million and $0.46, respectively.
(3)	Medical loss ratio represents cost of benefits provided as a percentage of premiums earned.
(4)	We present our medical loss ratio, excluding New York City and New York State PPO because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums than accounts with full medical and hospital coverage. The lower premiums and the size of these accounts distort our performance when the total medical loss ratios are presented.
(5)	Administrative expense ratio represents administrative and conversion and initial public offering expenses as a percentage of premiums earned and administrative service fees.
(6)	As presented, our administrative expense ratio does not take into account a significant portion of our activity generated by self-funded, or ASO, business. Therefore, in the following table, we provide the information needed to calculate the administrative expense ratio on a “premium equivalent” basis because that ratio measures administrative expenses relative to the entire volume of insured and self-funded business serviced by us and is commonly used in the health insurance industry to compare operating efficiency among companies. Administrative expense ratio on a premium equivalent basis is calculated by dividing administrative and conversion and initial public offering expenses by “premium equivalents” for the relevant periods. Premium equivalents is the sum of premium earned, administrative service fees and the amount of paid claims attributable to our self-funded business pursuant to which we provide a range of customer services, including claims administration and billing and membership services. Claims paid for our self-funded health business are not our revenue. The premium equivalents for the periods indicated were as follows:

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions)
Revenue:
Premiums earned	$1,245.6	$1,166.6	$4,875.4	$4,628.0	$4,246.2	$3,876.9	$3,362.3
Administrative service fees	121.2	108.9	445.8	396.2	322.0	264.9	238.9
Claims paid for our self-funded health business	823.7	639.1	2,955.3	2,347.9	1,791.9	1,328.4	1,046.4

Premium equivalents	$2,190.5	$1,914.6	$8,276.5	$7,372.1	$6,360.1	$5,470.2	$4,647.6

(7)	Starting in 2002, in accordance with a change to the contract with the New York State PPO account, we began including approximately 175,000 members who reside in service areas of other New York Blue Cross Blue Shield plans as we administer the account statewide.

RISK FACTORS

You should carefully consider the following risks and all other information set forth in this prospectus or in the documents incorporated by reference in this prospectus before deciding to purchase our common stock. These risks and other factors could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. You could lose part or all of your investment.

Risks Relating to Our Business

Our inability to address health care costs and implement increases in premium rates could negatively affect our profitability.

Our profitability depends in large part on our ability to accurately predict and manage future health care costs through underwriting criteria, quality initiatives and medical management, product design and negotiation of favorable provider reimbursement rates. The following includes factors that are beyond our control and may adversely affect our ability to predict and manage health care costs:

•	higher than expected utilization of services;

•	an increase in the number of high-cost cases;

•	changes in the population or demographic characteristics of members served, including aging of the population;

•	an unexpected increase in provider reimbursement rates due to unfavorable rate negotiations;

•	medical cost inflation;

•	changes in healthcare practices;

•	cost of prescription drugs and direct to consumer marketing by pharmaceutical companies;

•	the introduction of new medical technology and pharmaceuticals; and

•	the enactment of legislation that requires us to expand the delivery of required benefits.

In addition to the challenge of managing health care costs, we face pressure to contain prices for our products. Our customer contracts may be subject to renegotiations as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable prices. A limitation on our ability to increase or maintain our prices could result in reduced revenues and earnings which could have an adverse impact on the trading prices of our common stock and the value of your investment.

A reduction in enrollment in our products could affect our business and profitability.

A reduction in the number of members in our products could reduce our revenues and profitability. Factors that could contribute to a reduction in membership include:

•	failure to obtain new customers or retain existing customers;

•	premium increases and benefit changes;

•	failure to successfully implement our growth strategy;

•	failure to provide innovative products that meet the needs of our customers or potential customers;

•	our exit from a specific market;

•	reductions in workforce by existing customers;

•	negative publicity and news coverage; and

•	a general economic downturn that results in business failures.

The termination of our license agreements to use the Blue Cross and Blue Shield names and marks would have an adverse effect on our business, financial condition and results of operations.

We are a party to license agreements with the Blue Cross Blue Shield Association, an association of independent Blue Cross Blue Shield plans, which entitle us to the exclusive use of the “Cross and Shield,” or Blue Cross and Blue Shield names and marks in ten counties in the New York City metropolitan area and in six counties in upstate New York, the non-exclusive right to use the Blue Cross and Blue Shield names and marks in one upstate New York county, the exclusive use of only the Blue Cross name and mark in seven upstate New York counties and the non-exclusive use of only the Blue Cross name and mark in an additional four upstate New York counties. We use these names and marks to identify our products and services in these licensed counties. The Blue Cross and Blue Shield license agreements also contain other requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks. These requirements and restrictions are subject to change from time to time. New requirements or restrictions could have a material adverse effect on our business, results of operations and financial condition.

Upon the occurrence of any event causing termination of the license agreements, we would cease to have the right to use the Blue Cross and Blue Shield names and marks or the Blue Cross Blue Shield Association’s networks of providers. Although we cannot predict with certainty what effect the loss of those licenses would have on us, we expect that we would lose a substantial portion of our membership. The loss of these licenses would significantly harm our ability to compete in our markets and may require payment of significant monetary penalties to the Blue Cross Blue Shield Association. Furthermore, the Blue Cross Blue Shield Association would be free to issue to another entity, including one of our competitors, a license to use the Blue Cross Blue Shield names and marks in the counties in New York in which we had previously used the Blue Cross and/or Blue Shield names and marks, which would have a material adverse effect on our business, financial condition and results of operations.

Events which could result in termination of our license agreements include, among others:

•	failure to maintain our total adjusted capital at 200% of authorized control level risk based capital, as defined by the National Association of Insurance Commissioners risk based capital model act;

•	failure to maintain liquidity of greater than one month of underwritten claims and administrative expenses, as defined by the Blue Cross Blue Shield Association, for two consecutive quarters;

•	failure to satisfy state-mandated statutory net worth requirements;

•	impending financial insolvency; and

•	a change of control not otherwise approved by the Blue Cross Blue Shield Association or a violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock.

Any merger or acquisition transaction may require the approval of the Blue Cross Blue Shield Association because of the restrictions contained in the license agreements or any current or future policy of the Blue Cross Blue Shield Association.

In addition, our certificate of incorporation contains restrictions on transfer and ownership limitations which correspond to the Blue Cross Blue Shield Association’s rules applicable to our licenses of the Blue Cross and Blue Shield names and marks. Our certificate of incorporation (and the Blue Cross Blue Shield Association’s ownership limits) restricts beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for noninstitutional investors, both as defined in our certificate of incorporation, as well as ownership of equity securities representing ownership interests in our company to less than 20%. Although we believe that these limitations are enforceable under Delaware law, we are not aware of any case in which a court has specifically addressed this issue. If one of our stockholders violates the ownership limitations and a court does not enforce the provisions of our certificate of incorporation or the Fund breaches the voting trust and divestiture agreement, we could lose our licenses to use the Blue Cross and Blue Shield names and marks.

Regional concentration of our business may subject us to economic downturns in New York State and, in particular, the New York City metropolitan area.

We operate in 28 counties in New York State and substantially all of our revenue is derived from group accounts that have an office in our service areas in New York State or from individual members who reside in the state. This concentration of business in New York exposes us to potential losses resulting from a downturn in the economy of New York State and, in particular, New York City. For example, the events of September 11, 2001 and the economic recession had a negative economic impact on business in New York City as well as New York State. In addition, a nationwide economic downturn could have an adverse impact on our national accounts business. If economic conditions deteriorate, we may experience a reduction in existing and new business, which may have an adverse effect on our business, financial condition and results of operations.

In addition, as a high profile, diverse and highly populated city, New York City could be the target of future terrorist attacks, including bioterrorism and other public health threats, which could significantly increase the risks of our business, such as the risk of significant increases in costs of benefits provided following such an event. For example, a bioterrorism attack could cause increased utilization of healthcare services, including physician and hospital services, high-cost prescription drugs and other services.

Significant competition from other health care companies could negatively affect our ability to maintain or increase our profitability.

Our business operates in a highly competitive environment, both in the states of New York and New Jersey as well as nationally. Our largest competitors in the New York City metropolitan area include national health benefits companies, such as UnitedHealthcare and Aetna, Inc., and regional local health insurers, such as Oxford Health Plans, Inc., Health Insurance Plan of Greater New York and Group Health Incorporated. Our major competitors for national accounts customers include UnitedHealthcare, Cigna Corporation and Aetna as well as other “Blue” plans. With the announced acquisition of Oxford Health Plan, Inc., UnitedHealthcare could become a larger competitor.

Competition in our industry has intensified in recent years, due to more aggressive marketing and pricing practices by other health care organizations, a customer base which focuses on quality while still being price-sensitive, the introduction of new products for which health insurance companies must compete for members and significant merger and acquisition activity. This environment has produced, and will likely continue to produce, significant pressures on the profitability of health insurance companies. Concentration in our industry also has created an increasingly competitive environment, both for customers and for potential acquisition targets, which may make it difficult for us to grow our business. Some of our competitors are larger than us and have greater financial and other resources than we do. We may have difficulty competing with larger health insurance companies, which can create downward price pressures on provider rates through economies of scale. We may not be able to compete successfully against current and future competitors. In addition, in recent years, the nature and means by which participants in the health care and health insurance industries market products and deliver services have changed rapidly. We believe this trend will continue, requiring us to continue to respond to new and, possibly, unanticipated competitive developments. Competitive pressures faced by us may adversely affect our business, financial condition and results of operations.

Our ability to grow our business through acquisitions may be limited by the terms of our license agreements to use the Blue Cross and Blue Shield names and marks.

In order to distribute our products effectively, we must continue to recruit and retain, and establish relationships with, qualified agents and brokers. Skilled agents and brokers are in high demand and we cannot assure you that we will continue to be able to recruit and retain, and establish relationships with, such agents and brokers. If such agents and brokers do not help us to maintain our current customer accounts or establish new accounts, our business and profitability could be adversely affected.

We face heavy competition from other health benefits plans to enter into contracts with hospitals, physicians and other providers for our provider networks. Consolidation in our industry, both on the provider side and on the health insurer side, only exacerbates this competition.

Further, Blue Cross Blue Shield plans share their local provider networks under a BlueCard program allowing enrolled members to obtain service when they travel outside of their home plan’s service areas. Our license agreements with the Blue Cross Blue Shield Association require us to pay fees to any host Blue Cross Blue Shield member plan in exchange for providing these claims and services to our members in their service area. BlueCard fees are significant for our business and are not incurred by non-Blue health insurers. As non-Blue health insurers are rapidly consolidating through acquisitions, they are able to expand their provider network to better compete with us on national business without the added burden of having to pay these fees. As a result, our premium rates may not be as competitive as those of non-Blue plans, to the extent their cost savings are not offset by the expense of securing national provider networks for their members.

Future legislation at the federal and state levels also may result in increased competition in our market. While we do not anticipate that any of the current legislative proposals of which we are aware would increase the competition we face, future legislative proposals, if enacted, might do so.

Medicare premiums may not keep up with the cost of health care services we provide under our Medicare+Choice product.

We offer a Medicare+Choice product through our New York HMO operations. Under the Medicare+Choice program, Medicare beneficiaries have the option of receiving their care through an HMO instead of the traditional Medicare fee-for-service program. At March 31, 2004, we had approximately 52,000 members enrolled in Medicare+Choice, or 1.2% of our commercial managed care membership, which accounted for 11.4% of our commercial managed care premium revenue for the three months ended March 31, 2004.

In connection with this product, we receive a fixed per member per month, or PMPM, capitation payment from the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare program. In some counties in which we offer the Medicare+Choice program, we receive additional premiums from our members. We bear the risk that the actual cost of covered health services may exceed the amount we receive from CMS and our members. This can happen if the utilization of health care services increases at a faster rate than we expect or if our hospitals and providers demand larger increases than we anticipated. If the costs of health care exceed the amount we receive from CMS, we may be required to increase supplemental premiums or decrease the level of benefits offered. These changes may make our product less attractive to Medicare beneficiaries and, as a result, our Medicare+Choice membership could decrease. Our membership could also decrease as a result of our departure from certain counties that we currently serve.

The recently enacted Medicare Prescription Improvement and Modernization Act, or MMA, also amends the entire Medicare+Choice program. Under the MMA, Medicare+Choice plans will receive increased funding in 2004 and 2005 from CMS, which must be used for limited purposes such as to increase benefits or decrease premiums. The increased funding may result in new entrants offering this product as well as other companies expanding their service areas for this product offering. Under the MMA, starting in 2006, the program will be known as the Medicare Advantage program and will include HMOs, regional PPOs that cover entire regions and local PPOs that cover smaller localities. Payment under this program will be based on the submission of bids. The bidding process could result in reduced levels of payment from CMS under the Medicare Advantage HMO program. In addition, we do not operate statewide in New York and accordingly may not be able to compete successfully against other statewide PPOs in the Medicare Advantage program once competitive bidding is initiated in 2006. We may not otherwise be successful in our ability to retain our Medicare+Choice HMO business or to secure additional business in the Medicare Advantage program.

As a Medicare fiscal intermediary and carrier, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties.

Empire is a fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program, which provide hospital and physician coverage to persons 65 years or older. As a fiscal intermediary and carrier, we serve as an administrative agent for the traditional Medicare fee-for-service program and receive reimbursement for certain costs and expenditures, which are subject to adjustment upon audit by CMS. The laws and regulations governing fiscal intermediaries and carriers for the Medicare program are complex, subject to interpretation and can expose a fiscal intermediary and carrier to penalties for non-compliance. Fiscal intermediaries and carriers may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. However, there can be no assurance that our compliance program will be adequate or that regulatory changes or other developments which occur in the future will not result in infractions of the CMS requirements.

We are dependent on the success of our relationship with IBM for a significant portion of our information system resources.

In June 2002, we entered into an agreement with International Business Machines Corporation, or IBM, pursuant to which IBM undertook to assist us in enhancing and modernizing our information systems. In addition, under this agreement, we have outsourced a portion of our core applications development and our data center operations to IBM through 2012. Also under this agreement, IBM, through a strategic relationship with deNovis, Inc., a claims payment systems developer, has agreed to develop a new claims payment system which will be licensed to us in perpetuity. deNovis, Inc. is a privately held start-up company. We will materially rely on these developments and improvements of our core technology operations on a going-forward basis. Strategic relationships such as the one we have with IBM can be difficult to maintain, and may not succeed for various reasons, including:

•	changes in strategic direction by one or both companies;

•	technical obstacles to developing the technologies;

•	the insolvency, merger or change of control of one of the parties;

•	difficulties in coordinating joint development efforts;

•	difficulties in structuring and maintaining revenue sharing arrangements; and

•	operating differences between the companies and their respective employees.

As a start-up company, deNovis lacks a steady operating history and has incurred net losses and negative cash flow since its inception in 1999. We are aware that deNovis has had several changes in management since the inception of our contract with IBM and has failed to meet key developmental goals with a third party relating to a claims payment system, which has been expected to serve as the base point for the development of our claims payment system. As a result, IBM has failed to meet key development milestones under the project plan it has with us for the development of our claims payment system. IBM has informed us that the system under development by deNovis is not expected to be ready for acceptance by us in accordance with its specifications any earlier than the fourth quarter of 2006. IBM may be unable to develop a claims payment system in accordance with our contract or at all, in which event we would likely continue to use our existing claims payment system, but would need to invest significant funds to update that system over the mid- to long-term or otherwise transition to another claims payment system.

If our relationship with IBM is terminated for any reason or if we are unable to successfully develop and implement the technological improvements and innovations contemplated by the agreement with IBM, we may not be able to find an alternative partner in a timely manner or on acceptable financial terms with whom we will be able to pursue our strategy. As a result, we may not be able to meet the demands of our customers and, in turn, our business, financial condition and results of operations may be harmed.

In addition, we intend to fund the modernization expenses incurred in connection with this collaboration with IBM in part through the cost savings we expect to realize as a result of the outsourcing of our core applications development and our data center operations to IBM. Any substantial increase in these expenses, or inability to achieve our anticipated cost savings, could have an adverse effect on our profitability, financial condition and results of operations. If we are unsuccessful in implementing these improvements or if these improvements do not meet our customers’ requirements, we may not be able to recoup these costs and expenses and effectively compete in our industry.

Some of the risks associated with the collaboration with IBM are anticipated and covered through termination rights clauses and indemnification clauses included under our outsourcing agreement. Nevertheless, we may not be adequately indemnified against all possible losses through the terms and conditions of the agreement. In addition, some of our termination rights are contingent upon payment of a fee, which may be significant.

A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, results of operations and financial condition.

We are, and in the future may be, a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property related litigation. In addition, because of the nature of our business, we are subject to a variety of legal and regulatory actions relating to our business operations or to our industry, including the design, management and offering of our products and services. These include, and may in the future include:

•	claims relating to the denial of health care benefits;

•	medical malpractice actions;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	disputes related to self-funded business;

•	disputes over co-payment calculations;

•	claims related to the failure to disclose certain business practices (including bonus incentives paid to brokers and intermediaries); and

•	claims relating to customer audits and contract performance.

Recent court decisions and legislative activity may increase our exposure for litigation claims. In some cases, substantial non-economic, treble or punitive damages may be sought. The loss of even one claim, if it resulted in a significant punitive damages award, could significantly worsen our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain.

We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be recovered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

In September 1999, a group of plaintiffs’ trial lawyers publicly announced that they were targeting the managed care industry by way of class action litigation. Since that time, two actions, one purporting to be a class action on behalf of providers and the other brought by the Medical Society of the State of New York, have been commenced against us generally challenging managed care practices, including cost containment mechanisms, disclosure obligations and payment methodologies. In August 2003, a similar nation-wide federal putative class action was brought against Empire, the Blue Cross Blue Shield Association and virtually every Blues plan in the country, on behalf of all medical doctors and doctors of osteopathy. This action, known as the Thomas litigation, like the two pending state actions, generally challenges managed care practices, including cost containment mechanisms, disclosure obligations and payment methodologies. In October 2003, a substantially similar federal putative class action was brought against Empire, the Blue Cross Blue Shield Association and virtually every Blues plan in the country, on behalf of ancillary providers, such as podiatrists, psychologists, chiropractors, physical therapists, optometrists, opticians, social workers, nurse practitioners and acupuncturists. Again, like Thomas, this action, known as the Solomon litigation, raises similar allegations, as well as the added allegation that we subject claims submitted by ancillary providers to stricter scrutiny than claims submitted by medical doctors and doctors of osteopathy. We intend to defend vigorously all of these cases. We will incur defense costs and we cannot predict the outcome of these cases. Certain potential liabilities may not be covered by insurance, and a large judgment against us or a settlement could adversely affect our business, financial condition and results of operations.

Our profitability may be adversely affected if we are unable to maintain our current provider agreements and to enter into other appropriate agreements.

Our profitability is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health benefits providers. Our agreements with these providers generally have fixed terms which require that we renegotiate them periodically. The failure to maintain or secure new cost-effective health care provider contracts may result in a loss in membership or higher costs of benefits provided. In addition, our inability to contract with providers on favorable terms, or the inability of providers to provide cost-effective care, could adversely affect our business. Large groups of physicians, hospitals and other providers have in recent years begun to collectively renegotiate their contracts with health insurance companies like us. In addition, physicians, hospitals and other provider groups continue to consolidate to create hospital networks. This cooperation and/or consolidation among providers increases their bargaining positions and allows the providers to negotiate for higher reimbursement rates from us. Demands for higher reimbursement rates may lead to increased premium rates or the loss of beneficial hospitals and physicians and a disruption of service for our members, which in turn could cause a decrease in existing and new business. If this practice increases or continues for an extended period of time, it could have an adverse effect on our business, financial condition and results of operations.

In addition, Magellan Behavioral Health, Inc., which arranges for the provision of behavioral health benefits to our members, emerged from Chapter 11 bankruptcy in January 2004 after having undergone a capital restructuring. Magellan may not be able to operate or provide the level of service it provided to us before it encountered financial difficulties. In addition, our agreement with Magellan expires on December 31, 2004 and we may not be able to negotiate renewal terms that are favorable to us. If we are unable to renew our agreement with Magellan, we will need to obtain another network for behavioral health services outside our service area and we may not be able to secure another network on terms satisfactory to us. Regardless of whether we renew our agreement with Magellan, we may, in the future, use another network for behavioral health services; the use of such network may not be on terms satisfactory to us and our clients may not accept such other network.

AdvancePCS provides pharmacy benefit management services to our members pursuant to a contract that expires December 31, 2005. Caremark Rx Inc. recently acquired AdvancePCS, which has resulted in further consolidation of an already highly concentrated pharmacy benefit management industry. Such consolidation could adversely affect our ability to negotiate favorable payment terms with AdvancePCS or any other pharmacy benefit manager at the end of our current contract with AdvancePCS.

Acquisitions or investments that we may make could turn out to be unsuccessful.

As part of our growth strategy, we may in the future pursue acquisitions of and/or investments in businesses, products and services. The negotiation of potential acquisitions or investments as well as the integration of an acquired or jointly developed business, service or product could result in a substantial diversion of management resources. We could be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence or assumption of debt and contingent liabilities, amortization of certain identifiable intangible assets, write-offs and other acquisition-related expenses. Any such acquisitions may also be difficult to implement under the terms and conditions of our license agreements with the Blue Cross Blue Shield Association or any current or future policy of the Blue Cross Blue Shield Association. In addition, we may also fail to successfully integrate acquired businesses with our operations or successfully realize the intended benefits of any acquisition or investment.

The success of our business depends on developing and maintaining a modernized computer and technology infrastructure.

Our business and operations may be harmed if we do not maintain our information systems and the integrity of our proprietary information. We are materially dependent on our information systems for all aspects of our business operations. Malfunctions in our information systems, security breaches or the failure to maintain effective and up-to-date information systems could disrupt our business operations, alienate customers, contribute to customer and provider disputes, result in regulatory violations, increase administrative expenses or lead to other adverse consequences. The use of patient data by all of our businesses is regulated at federal, state and local levels. These laws and rules change frequently and developments require adjustments or modifications to our technology infrastructure. These and other material changes affecting our information systems could harm our business, financial condition and results of operations. Also, we cannot assure you that the improvements that we are currently developing with IBM will be sufficient for us to maintain our competitive position in our industry.

In addition, to remain competitive, we must maintain up-to-date e-business capabilities which enables interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology. The failure to maintain effective and up-to-date e-business systems could cause disruptions in our operations, the loss of existing customers and difficulty attracting new customers, each of which could adversely affect our business and profitability.

We are a holding company and will depend on our subsidiaries for cash and the ability of our subsidiaries to pay cash dividends to us is subject to regulatory requirements.

WellChoice is a holding company and has no business operations of any significance other than through its subsidiaries. We depend on our operating subsidiaries for cash and working capital to pay administrative expenses, income taxes and other expenses.

The cash we may receive from our subsidiaries will consist of fees for administrative and management services, tax sharing payments and dividends. A material deterioration in any of our subsidiaries’ financial condition, earnings or cash flow for any reason could limit such subsidiary’s ability to pay cash dividends or other payments to us, which, in turn, may compromise our liquidity and limit our ability to pay dividends to stockholders, satisfy financial obligations, continue our non-insurance operations or meet competitive pressures or adverse economic conditions. In that event, the value of our stock could be adversely affected.

The ability of our insurance and HMO subsidiaries to pay dividends to us is subject to regulatory requirements, including state insurance laws and health department regulations and regulatory surplus or admitted asset requirements, respectively. These laws and regulations require the approval of the applicable state insurance department or health regulators in order to pay any proposed dividend over a certain amount. Specifically:

•	any proposed dividend to WellChoice from Empire, which, together with other dividends paid within the preceding twelve month period, exceeds the lesser of 10% of its surplus to policyholders or 100% of adjusted net investment income will be subject to approval by the New York Department of Insurance;

•	Empire HealthChoice HMO’s ability to pay dividends to Empire, and the ability of WellChoice to receive these dividends from Empire is subject to Empire and Empire HealthChoice HMO’s respective ability to meet all financial and regulatory requirements applicable to them. Dividends from Empire HealthChoice HMO to Empire in excess of 10% of the admitted assets of Empire HealthChoice HMO are subject to review and approval by the New York Department of Insurance, the New York Department of Health and the New Jersey Department of Banking and Insurance;

•	WellChoice Insurance of New Jersey, Inc. is also owned by WellChoice indirectly through Empire. Thus, proposed dividends to Empire from WellChoice Insurance of New Jersey, which, together with other dividends paid by WellChoice Insurance of New Jersey within the preceding twelve month period, exceeds the greater of 10% of its surplus to policyholders or net income not including realized capital gains will be subject to approval by the New Jersey Department of Banking and Insurance; and

•	dividends are payable only out of earned surplus.

The provisions of our Blue Cross and Blue Shield licenses also may limit our ability to obtain dividends or other cash payments from our subsidiaries as they require our licensed subsidiaries to retain certain levels of minimum surplus.

We might incur damages, fines or penalties as a result of the actions of companies to which we subcontract.

We subcontract our behavioral healthcare and pharmacy services through contracts with Magellan Behavioral Health Inc. and AdvancePCS, respectively. We could be held responsible for these subcontractors’ performance of these services and their compliance with all applicable laws and regulations in performing these services. If these third parties commit misconduct or act negligently in performing these services or in a manner that violates applicable laws or regulations, we could be exposed to lawsuits for damages, regulatory fines or penalties.

A downgrade in our ratings may adversely affect our business, financial condition and results of operations.

Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health care companies. Rating organizations routinely review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and ratings could be downgraded or placed under surveillance or review.

We believe independent credit ratings are an important factor in maintaining our financial credibility since ratings information is broadly disseminated and generally used throughout the industry. Standard & Poor’s financial strength and counterparty credit rating for Empire is currently “A.” If our rating is downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our business, financial condition and results of operations. In addition, we may be rated by other recognized rating organizations in the future and we could be adversely affected by ratings from any of those organizations that reflect a negative opinion of our financial strength, operating performance or ability to meet our obligations to our members.

Loss of our New York State or New York City accounts could result in reduced membership and revenue and the need to reallocate or absorb administrative expenses.

As of March 31, 2004, our New York State account covered approximately 995,000 members, or 20.5% of our total membership and 23.3% of our commercial managed care membership, and our New York City account covered approximately 820,000 members, or 16.9% of our total membership and 19.2% of our commercial managed care membership. We provide hospital-only coverage under both of these accounts. The pricing of our products provided to New York State and New York City has historically been renegotiated annually. With respect to the New York State account, effective January 1, 2003, we agreed to new retention or administrative expense pricing covering a three-year period through December 31, 2005, though both parties retain the right to terminate the contract upon six months’ notice. For over two years, the New York City account has been subject to a competitive bid process in which we have participated, relating to a five-year contract. At this time, there is no official timetable for awarding the five-year contract. In October 2003, we agreed to new rates with the New

York City account for the period from July 1, 2003 through June 30, 2004. We are negotiating with the New York City account for renewal rates for the period from July 1, 2004 through June 30, 2005. The loss of one or both of the New York State and New York City accounts would result in reduced membership and revenue and require us to reduce, reallocate or absorb administrative expenses associated with these accounts.

Our investment portfolio is subject to varying economic and market conditions, as well as regulation.

The market value of our investments varies from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments, which would cause us to incur losses and may diminish our risk-based capital or valuations. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase resulting in the reinvestment of these funds at the then lower market rates. Our portfolio, which is largely comprised of fixed income securities, has an average credit rating of “AA+.” At March 31, 2004, our fixed income portfolio totaled $1,142.6 million, which represents 93.6% of our investments. Our investment portfolio may not produce positive returns in future periods.

We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount our insurance company subsidiaries may invest in certain investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital and, in some instances, require the sale of those investments.

A substantial decline in our ceding relationships could have an adverse effect on our business.

The rules and license standards of the Blue Cross Blue Shield Association set forth procedures with respect to the provision of insurance to national accounts with employees located in numerous jurisdictions that are covered by more than one Blue Cross Blue Shield licensee. To provide insurance or administrative services to a national account with its principal place of business outside our New York service area, we are required to obtain permission, referred to as “ceding,” from the Blue Cross Blue Shield Association member plan with a license in the service area in which the principal place of business is located. Ceding by member plans is voluntary and there is no guarantee that a member plan will continue to cede business to us. Currently, approximately 482,000 national account members, or 9.9% of our total membership, through fifteen national accounts, is ceded from four plans. If several of these plans terminated our ceding agreements it could have an adverse effect on our profitability, financial condition and results of operations.

If our insurance and claims reserves are inadequate our incurred claims expense would increase and our future earnings could be adversely affected.

We are required to estimate the total amount of claims for healthcare services for enrolled members that have not been reported, or received but not yet adjudicated, during any accounting period. Our results of operations depend in large part on our ability to accurately estimate the amount of these claims and effectively manage healthcare costs. These estimates, referred to as claim reserves, are recorded as liabilities on our balance sheet. We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes professional guidelines and standards for actuaries to follow. Factors we consider in estimating future payments include existing claims data, medical cost trends, the mix of products and benefits sold, internal processing changes and the amount of time it took to pay all of the benefits for claims from prior periods. To the extent the actual amount of claims expense is greater than the estimated amount of claims expense based on our underlying assumptions, our cost of benefits provided would increase and future earnings could be adversely affected.

Covenants in our credit agreement may restrict our operations.

We are party to a credit and guaranty agreement with The Bank of New York, as Issuing Bank and Administrative Agent, and several other financial institutions as agents and lenders providing for a $100.0 million credit facility. The credit agreement contains covenants that restrict our ability to, among other things, incur secured debt, issue any equity interest that we are obligated to purchase, redeem, retire or otherwise acquire in the future or engage in significant transactions, such as mergers or asset sales without the consent of the lenders. The credit agreement also contains financial covenants. These covenants could restrict our operations. In addition, if we fail to make any required payment under our credit agreement or to comply with any of the financial and operating covenants included in the credit agreement, we would be in default which could result in the termination of the credit agreement.

Risks Relating to Our Relationship with the Fund

As long as the Fund owns a significant portion of the outstanding shares of our common stock, we will need the Fund’s approval to engage in certain change of control transactions, recapitalizations, restructurings or other similar corporate actions.

The Fund currently owns approximately 73.0% of the outstanding shares of our common stock and all of the Class B common stock. Following this offering, the Fund will continue to own approximately 61.7% of the outstanding shares. Under a voting trust and divestiture agreement that we entered into with the Fund in connection with the conversion, the Fund has deposited in a voting trust all of its shares that exceed one share less than 5% of the outstanding common stock. The trustee of the voting trust has agreed to vote the shares of common stock owned by the Fund which are held in the voting trust for nominees for director as approved by a majority of the independent members of our board and the trustee has agreed to vote against any nominee for director for whom no competing candidate has been nominated or selected by a majority of the independent members of our board. Likewise, the Fund’s shares must be voted in accordance with the recommendation of a majority of our independent board members, but the Fund will be able to direct the vote of these shares freely on a change of control transaction submitted to stockholders. If the matter concerns an employee compensation plan for which stockholder approval is sought, or a precatory stockholder proposal (that is, an advisory proposal made by a stockholder pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 that merely recommends or requests that we or our board of directors take certain actions), the trustee has agreed to vote the trust shares in the same proportions as the shares voted by other holders of our common stock (other than the trustee of the voting trust, the Fund and our directors, officers, trustees of any of our employee benefit plans and those of our affiliates). In addition, the affirmative vote of the Fund, voting separately as the holder of the Class B common stock, subject to certain exceptions, is required for the following actions that would adversely affect the financial interests, voting rights or transferability of the Fund’s shares of common stock: a recapitalization or restructuring of our capital stock; the creation of a new class of capital stock; or the creation of a series of preferred stock and the issuance of additional shares of our capital stock. Consequently, for so long as the Fund owns 5% or more of our stock, the Fund may prevent or delay various significant corporate transactions.

The Fund was established under Chapter One of the New York Laws of 2002, which we refer to as the Conversion Legislation, to hold 95% of the fair market value of HealthChoice and its subsidiaries on November 7, 2002, the effective date of the conversion and also the date of our initial public offering. The Fund is responsible for maximizing the value of the assets in the Fund and making disbursements to provide funding for various health care initiatives of the State of New York, in accordance with the direction of the Director of the Division of the Budget. The Comptroller of the State of New York is the sole custodian of the Fund, which has a five-member board, three of whom were appointed by the Governor of the State of New York and the remaining two were appointed by the President of the State Senate and the Speaker of the State Assembly, respectively, all in accordance with the Conversion Legislation.

The Fund’s best interests may be different from your best interests and may not conform to our strategy or business goals. You should expect the Fund to vote its shares of our stock on the change of control transactions, recapitalizations, restructurings and similar corporate actions on which it may vote its shares freely in a manner that is in its best interests. Decisions made by, or on behalf of the Fund may be influenced by political or other considerations, including those resulting from future changes in government.

A majority of our independent directors will be able to control the outcome of most other matters submitted to our stockholders for a vote, as long as the Fund owns a substantial percentage of our stock.

Under the voting trust and divestiture agreement the shares deposited in the voting trust by the Fund are voted, as to matters other than those described in the preceding risk factor, including in respect of the election and removal of our directors, consistent with the recommendations of a majority of the independent members of our board. Accordingly, as long as the Fund owns a significant percentage of our outstanding common stock, our board of directors will be able to control the outcome of most matters brought before our stockholders for a vote. While our board is required to act in a manner consistent with its fiduciary duties under applicable law, it may make recommendations with respect to stockholder voting with which you disagree. In addition, these voting restrictions may operate to make it more difficult to remove members of the board of directors and may have the effect of entrenching management, regardless of their performance.

The Fund and the Foundation’s registration rights may limit our ability to raise additional funds through common stock offerings, which could restrict our growth and inhibit our ability to make acquisitions and adversely affect our ability to compete.

We may seek to take advantage of acquisition or other investment opportunities that may arise and may desire to access the public equity markets to secure additional capital to pursue one or more of these opportunities.

Our failure to raise additional capital when required could:

•	restrict our growth, both internally and through acquisitions;

•	inhibit our ability to invest in technology and other products and services that we may need; and

•	adversely affect our ability to compete in our markets.

Our agreements with the Fund and the Foundation do not prevent us from issuing our common stock as consideration to buy another company or from borrowing money or issuing or assuming debt, preferred stock or convertible securities to buy a business. The registration rights agreement with the Fund and the Foundation could limit our ability to raise funds through common stock offerings at times when we may require funds.

Significant sales of our common stock by the Fund, or the expectation of these sales, could cause our stock price to fall.

Pursuant to the voting trust and divestiture agreement, the Fund, as our principal stockholder, is obligated to reduce its ownership of our common stock to certain levels by specified dates. Specifically, the Fund has agreed to reduce its ownership of our shares to less than 50% by November 14, 2005, to less than 20% by November 14, 2007 and to less than 5% by November 14, 2012, in each case subject to extension, which must be approved by the Blue Cross Blue Shield Association, for a reasonable period of time in light of the circumstances then affecting, or expected to affect, the market price of our common stock, and other, automatic extensions as set forth in the voting trust and divestiture agreement we have entered into with the Fund. Significant sales of our common stock by the Fund (such as in this offering), or the expectation of these sales, may cause our stock price to fall. The Fund, as our affiliate, is subject to restrictions on resales of our common stock, which may only be sold in a registered offering or in accordance with an exemption for the registration requirements under the Securities Act of 1933, as amended. The Fund has the right to require us to file additional registration statements covering the sale of stock by the Fund and the Foundation. Pursuant to Rule 144 under the Securities Act, the Fund and the Foundation are able to sell limited quantities of our common stock without a registration statement. Each of the Fund and the Foundation has agreed not to offer, sell or otherwise dispose of any shares of capital stock for a period of 90 days from the date of this prospectus. However, the lead underwriters may, in their sole discretion, waive this restriction and allow the Fund and the Foundation to sell shares at any time. Shares of common stock subject to this lock-up agreement will become eligible for sale in the public market upon expiration of this agreement, subject to the limitations imposed by Rule 144. Any significant sale of common stock by the Fund, or the expectation of such sales, could cause the market price of our common stock to fall and your investment will be adversely affected.

We may not be able to sue, or otherwise enforce our rights against, the Fund due to the doctrine of sovereign immunity.

By virtue of the Conversion Legislation, the Fund, if sued, may argue that it is a state entity and therefore could invoke the doctrine of sovereign immunity, which prohibits or restricts lawsuits against government agencies, as a defense. An inability to sue the Fund could prevent or hinder us from pursuing rights and remedies for breaches by the Fund under the registration rights agreement or the voting trust and divestiture agreement or for violations of securities laws and regulations.

Risks Relating to the Regulation of Our Industry

Our business is heavily regulated and changes in state and federal regulations may adversely affect the profitability of our business, our financial condition and results of operations.

We are subject to extensive regulation and supervision by the New York State Department of Insurance, or Department of Insurance, and the New York State Department of Health, or Department of Health, with respect to our New York operations, the New Jersey Department of Banking and Insurance and the New Jersey Department of Health and Senior Services, with respect to our New Jersey operations, as well as to regulation by federal agencies with respect to our federal programs. These laws and regulations are subject to amendments and changing interpretations in each jurisdiction.

Our insurance subsidiaries are also subject to insurance laws that establish supervisory agencies with broad administrative powers to grant and revoke licenses to transact business and otherwise regulate sales, policy forms and rates, financial reporting, solvency requirements, investments and other practices. Future regulatory action by state insurance authorities could have an adverse effect on the profitability or marketability of our health benefits or managed care products or on our and our subsidiaries’ business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs, such as Medicare, changes in government regulations or policies with respect to, among other things, reimbursement levels, could also adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Legislative or regulatory changes that could significantly harm us and our subsidiaries include:

•	new licensing requirements;

•	special rules relating to contracts to administer government programs;

•	limitations on premium levels, premium rating methodologies and underwriting rules and procedures;

•	requirements for prior approval of premium rates;

•	imposition of additional quality assurance procedures;

•	increases in minimum capital, reserves and other financial viability requirements;

•	impositions of fines or other penalties for the failure to promptly pay claims, among other things;

•	surcharges on payments to providers;

•	prohibitions or limitations on transactions with affiliates;

•	prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;

•	new benefit mandates or eligibility requirements;

•	limitations on the ability to manage care and utilization due to any “willing provider” and direct access laws that limit or eliminate product features that encourage members to seek services from contracted providers or through referral by a primary care provider; and

•	increases in premium taxes and surcharges.

Currently, the federal government and many states, including New York and New Jersey, are considering additional legislation and regulations related to health care plans, including, among other things:

•	requiring coverage of experimental procedures and drugs and liberalized definitions of medical necessity;

•	limiting utilization review and cost management and cost control initiatives of our managed care subsidiaries;

•	requiring, at the New York State level, that mental health benefits be treated the same as medical benefits in addition to the existing federal law that imposes requirements relating to parity of mental health benefits;

•	exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition;

•	regulating premium rates, including prior approval of rate changes by regulatory authorities;

•	changing the government programs for the uninsured or those who need assistance in paying premiums, including potential mandates that all HMOs or insurers must participate;

•	implementing a state-run single payer system that would partially or largely obviate the current role of private health insurers or HMOs; and

•	restricting or eliminating the use of formularies for prescription drugs.

In 2003, Congress considered, but did not adopt, legislation authorizing association health plans, or AHPs, to offer health insurance coverage to small groups without state oversight. Specifically, AHPs would be exempt from state insurance laws and subject to minimum federal rules and oversight. State regulated health plans would remain subject to state rules and oversight, thus requiring them to compete with largely unregulated entities for business. In the State of the Union Address in January 2004, the President again proposed adoption of legislation authorizing AHPs.

Moreover, state legislatures and the United States Congress continue to focus on health care issues. Congress is considering various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our business, including agent licensing, corporate governance, capital requirements, permissible investments, market conduct, provider contracting, claims payments and processing and confidentiality of health information. In addition, the New York Governor’s 2004-2005 fiscal budget proposed increases to assessments imposed on insurers and the transfer of some early intervention services from state sponsored programs to private insurers. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise how we conduct business.

Our insurance and HMO subsidiaries are subject to minimum capital requirements. Our failure to meet these standards could subject us to regulatory actions.

Our insurance subsidiaries are subject to risk-based capital, or RBC, standards, imposed by the States of New York and New Jersey and the Blue Cross and Blue Shield Association. These rules are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of RBC calculations to the departments of insurance in the states in which they are licensed, to the NAIC and to the Blue Cross and Blue Shield Association. Our HMO is subject to minimum capital requirements under state law, based upon a percentage of premium income and/or projected expenses, and is also subject to RBC standards under the rules of the Blue Cross Blue Shield Association. The New York Department of Health has issued revised HMO regulations that would, if finalized, increase the required reserves gradually over the next six years to 12.5% of annual premium income. Failure to maintain required levels of capital or to otherwise comply with the reporting requirements could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. In addition, failure to maintain certain levels of RBC standards could result in the revocation or loss of our Blue Cross Blue Shield license.

Risks Relating to this Offering

The public offering price of our common stock may not be indicative of the market price of our common stock after this offering and our stock price could be highly volatile.

The public offering price of our common stock may not be indicative of the market price of our common stock after this offering. These factors include:

•	variations in actual or anticipated operating results;

•	changes in or failure to meet earnings estimates of securities analysts;

•	market conditions in the health care industry;

•	regulatory actions and general economic and stock market conditions;

•	the availability for sale, or sales, of a significant number of shares of our common stock in the public market, including by the Fund; and

•	the outcome of litigation.

These and other factors may have a significant effect on the market price of our common stock after this offering. Accordingly, the market price of our common stock may decline below the public offering price.

State laws and regulations, provisions of our certificate of incorporation and bylaws and our agreements with the Fund could delay, deter or prevent a takeover attempt that stockholders might consider to be in their best interests and may make it more difficult to replace members of our board of directors and have the effect of entrenching management.

Provision of state laws and our certificate of incorporation and bylaws and our agreements with the Fund may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider to be in their best interests. For instance, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our subsidiaries are domiciled and licensed, presently New York and New Jersey, as well as similar provisions included in the New York health regulations. The holding company acts and regulations for the states of New York and New Jersey and the health regulations of New York restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company, insurance company or HMO. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Our license agreements with the Blue Cross Blue Shield Association require that our certificate of incorporation contain certain provisions, including ownership limitations. The Blue Cross Blue Shield Association ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for noninstitutional investors, both as defined in our certificate of incorporation. In addition, no person may beneficially own shares of our common stock or other equity securities, or a combination thereof, representing a 20% or more ownership interest, whether voting or non-voting, in our company. (The Blue Cross Blue Shield Association has agreed to waive the ownership limitations for the Fund, provided that the Fund agrees to the terms of the voting trust and divestiture agreement described in “Certain Relationships and Related Transactions—The Fund and the Foundation.”) Our certificate of incorporation prohibits ownership of our capital stock in excess of these Blue Cross Blue Shield Association ownership limits without prior approval of the Blue Cross Blue Shield Association. This provision in our certificate of incorporation cannot be changed without the vote of holders of at least 75% of our common stock voting as a single class.

Other provisions included in our certificate of incorporation and bylaws as well as voting rights granted to the Fund, as the holder of our Class B common stock, and provisions of the voting trust and divestiture agreement, may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our stockholders might consider to be in their best interests. In particular, our certificate of incorporation and bylaws:

•	permit our board of directors to issue one or more series of preferred stock;

•	divide our board of directors into three classes serving staggered three-year terms;

•	limit the ability of stockholders to remove directors;

•	restricts the ability of our stockholders, other than the Fund as holder of the Class B common stock, to act by written consent;

•	impose restrictions on stockholders’ ability to fill vacancies on our board of directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at meetings of stockholders; and

•	impose restrictions on stockholders’ ability to amend our certificate of incorporation and bylaws.

In addition, under the voting trust and divestiture agreement, the Fund has agreed, in each case subject to certain exceptions, not to acquire additional shares of our common stock, not to solicit proxies from our stockholders or become a participant in any proxy solicitation, not to tender its shares in response to any tender or exchange offer that is opposed by a majority of our independent directors, and not to sell its shares to any person if, to the knowledge of the members of the board of the Fund, such person (either before or after giving effect to such sale) would hold more than the 10% (in the case of an institution) or 5% (in the case of a non-institution) of our outstanding voting stock.

These voting and other restrictions may operate to make it more difficult to replace members of our board of directors and may have the effect of entrenching management regardless of their performance.

Our tax loss and credit carryovers may be subject to limitation as a result of this offering which could have an adverse impact on our cash flow and reported operating results.

We have substantial tax loss and credit carryovers. Sales of shares of our common stock, together with future sales by the Fund and/or the Foundation or other events, could result in a limitation on the use of our tax losses and credit carryovers by virtue of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, in the event that the ownership of our common stock is treated as having shifted beyond statutorily established thresholds (including due to sales of our common stock by the Fund and/or the Foundation in this offering or in the future). Generally, Sections 382 and 383 of the Code apply if the ownership of a company shifts by more than 50 percentage points over a three-year period. Thus, the likelihood that Sections 382 and 383 will apply depends, in part, on the percentage of stock sold in this offering and on the magnitude and frequency of sales by the Fund or the Foundation in the future. Where Section 382 and Section 383 apply, the use of the tax loss and carryovers are limited to an annual amount calculated as a percentage, published monthly by the IRS as the long- term tax-exempt rate, of our total equity value immediately before the ownership shift in question. For example, if our equity value as determined for this purpose at the time of an ownership change were $3.0 billion, then, assuming a 4.19% long-term tax-exempt rate, our tax loss and credit carryovers would be allowed to offset only approximately $44.0 million of tax liability per year (assuming a 35% effective tax rate). Any limitation on the use of our tax losses and credit carryovers may have an adverse impact on our cash flow and reported operating results.

Pending litigation challenging the Conversion Legislation could adversely affect our conversion, our initial public offering or this offering and, if successful, would likely adversely affect the trading or the price of our common stock.

On August 20, 2002, Consumers Union of U.S., Inc., the New York Statewide Senior Action Council and several other groups and individuals filed a lawsuit in New York Supreme Court challenging the Conversion Legislation on several constitutional grounds, including that it impairs the plaintiffs’ contractual rights, impairs the plaintiffs’ property rights without due process of law, and constitutes an unreasonable taking of property. In addition, the lawsuit alleges that HealthChoice has violated Section 510 of the New York Not-For-Profit Corporation Law and that the directors of HealthChoice breached their fiduciary duties, among other things, in approving the plan of conversion. On September 20, 2002, we responded to this complaint by moving to dismiss the plaintiffs’ complaint in its entirety on several grounds. On November 6, 2002, pursuant to a motion filed by plaintiffs, the New York Supreme Court issued a temporary restraining order temporarily enjoining and restraining the transfer of the proceeds of the sale of common stock issued in the name of, or on behalf of, the Fund or the Foundation to the State or any of its agencies or instrumentalities. The court also ordered that such proceeds be deposited in escrow with The Comptroller of the State of New York pending the hearing of the application for a preliminary injunction. The court did not enjoin WellChoice, HealthChoice or the other defendants from completing the conversion or our initial public offering. A court conference was held on November 26, 2002, at which time the motion to dismiss and the motion to convert the temporary restraining order into a preliminary injunction were deemed submitted. On March 6, 2003, the court delivered its decision dated February 28, 2003, in which it dismissed all of the plaintiffs’ claims in the complaint.

However, the February 28, 2003 decision granted two of the plaintiffs, Consumers Union and one other group, leave to replead the complaint to allege that the Conversion Legislation violates the State Constitution on the ground that it is a local law granting an exclusive privilege, immunity and/or franchise to HealthChoice. On April 1, 2003, the remaining plaintiffs filed an amended complaint, asserting the State constitutional claim as suggested in the court’s decision. The amended complaint seeks to invalidate the Conversion Legislation and, for the first time, to rescind our initial public offering. On May 28, 2003, the defendants filed motions to dismiss the amended complaint in its entirety, for failure to state a claim. On October 1, 2003, the court dismissed all claims against the individual members of the board of directors of HealthChoice, but denied defendants’ motions to dismiss the amended complaint. In its decision, the court stated that the plaintiffs’ decision to limit their request for preliminary relief in their original complaint to restraining the disposition of the selling stockholders’ proceeds of the initial public offering, but not to block the offering, may affect such ultimate relief as may be granted in the action, but was not a reason to dismiss the amended complaint.

The parties appealed the February 28, 2003 and the October 1, 2003 decisions and on May 20, 2004, the New York State Appellate Division, First Department, unanimously upheld the lower court’s decision on (a) February 28, 2003 to dismiss all of the plaintiffs’ claims in the initial complaint and (b) October 1, 2003 to deny defendants motion to dismiss the amended complaint. In addressing the plaintiffs’ allegation that the Conversion Legislation is prohibited by the State Constitution and therefore invalid, the court rejected the defendants’ position that the Conversion Legislation does not fall within the constitutional prohibition. The court stated that the language of the constitutional prohibition, at least facially, provides no support for an exception for the Conversion Legislation. We anticipate filing a motion with the Appellate Division for permission to appeal the decision to the New York State Court of Appeals.

The parties have agreed to stay the lower court proceedings, pending resolution of all appeals of both motions. Pending the final disposition of the appeals, the proceeds of any sale of any of our stock issued in the name of, or on behalf of, the Fund or the Foundation, shall be transferred to The Comptroller of the State of New York, to be held in escrow in a separate interest bearing account.

If the plaintiffs are successful in this litigation (or in any new litigation challenging the Conversion Legislation), there could be substantial uncertainty as to the terms and effectiveness of the plan of conversion, including the conversion of HealthChoice into a for-profit corporation, the issuance of the shares of our common stock in the conversion, or the sale of our common stock in our initial public offering or this offering. Any such development could have an adverse impact on our ability to conduct our business and would likely have an adverse impact on the trading or the prevailing market prices of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that include information about possible or assumed future sales, results of operations, developments, regulatory approvals or other circumstances. Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project,” “may,” “will,” “shall,” “should” and similar expressions, whether in the positive or negative, are intended to identify forward-looking statements. All forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus are based on management’s estimates, assumptions and projections and are subject to significant risks and uncertainties, many of which are beyond our control. Important risk factors could cause actual future results and other future events to differ materially from those estimated by management. Those risks and uncertainties include but are not limited to:

•	our ability to accurately predict health care costs and to manage those costs through underwriting criteria, quality initiatives and medical management;

•	product design and negotiation of favorable provider reimbursement rates;

•	our ability to maintain or increase our premium rates;

•	possible reductions in enrollment in our health insurance programs or changes in membership;

•	the regional concentration of our business in the New York metropolitan area and the effects of economic downturns in that region or generally;

•	future bio-terrorist activity or other potential public health epidemics;

•	the impact of health care reform and other regulatory matters;

•	the outcome of litigation; and

•	the potential loss of our New York City account.

For a more detailed discussion of these and other important factors that may materially affect WellChoice, please see the information set forth in “Risk Factors.” Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock being offered hereby by the Fund and the Foundation. The net offering proceeds to be received by the Fund and the Foundation will be deposited in escrow with The Comptroller of the State of New York pending the outcome of the Consumers Union litigation, a description of which is contained in “Risk Factors—Risks Relating to this Offering—Pending litigation challenging the Conversion Legislation could adversely affect the price of our common stock.”

As required under the registration rights agreement, we will pay all of the expenses in connection with this offering (excluding the fees, expenses or disbursements of counsel and other advisors of the selling stockholders), which we anticipate will be approximately $700,000.

PRICE RANGE OF COMMON STOCK

Since November 8, 2002, the first day of trading following the effectiveness of our initial public offering, our common stock has been traded on The New York Stock Exchange under the symbol “WC.” There is no established market for the one share of Class B Common Stock outstanding.

The following table sets forth the high and low sales prices for our common stock, as reported by The New York Stock Exchange, since November 8, 2002 for each calendar quarter indicated:

	High	Low
2002:
Fourth Quarter (commencing November 8, 2002)	$28.50	$22.15

2003:
First Quarter	$24.00	$17.65
Second Quarter	$30.40	$20.80
Third Quarter	$33.20	$26.80
Fourth Quarter	$36.40	$29.95

2004:
First Quarter	$38.88	$34.30
Second Quarter (through June 1, 2004)	$44.07	$35.30

On June 1, 2004, we had 110 holders of record of our common stock, which did not include beneficial owners of shares registered in nominee or street name, and one holder of our Class B Common Stock.

DIVIDEND POLICY

We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Our subsidiaries are subject to regulatory surplus requirements and additional regulatory requirements, which may restrict their ability to declare and pay dividends or distributions to us. Any proposed dividend to WellChoice from Empire, which, together with other dividends paid within the preceding twelve-month period, exceeds the lesser of 10% of its surplus to policyholders or 100% of adjusted net investment income, will be subject to approval by the Department of Insurance. Any proposed dividend to Empire from WellChoice Insurance of New Jersey, which, together with other dividends paid within the preceding twelve-month period, exceeds the greater of 10% of its surplus to policyholders or net income not including realized capital gains will be subject to approval by the New Jersey Department of Banking and Insurance. Dividends from both Empire and WellChoice Insurance of New Jersey must be paid from earned surplus. Dividends from Empire HealthChoice HMO to Empire in excess of 10% of the admitted assets of Empire HealthChoice HMO will also be subject to review and approval by the New York Department of Insurance, the Department of Health and the New Jersey Department of Banking and Insurance. These dividends can only be paid from earned surplus. In addition, borrowings undertaken in the future may restrict our ability to pay dividends without the consent of lenders.

In the event we are able to declare dividends on our common stock in the future, any such declaration would be at the discretion of our board of directors. Our board of directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth WellChoice’s capitalization as of March 31, 2004:

Please read this table together with sections entitled “Selected Consolidated Financial and Additional Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of WellChoice included in this prospectus or incorporated by reference.

March 31, 2004
(in millions)
Long-term debt, including current portion(1)	$0.0

Stockholders’ equity:
Common stock, $0.01 per share value, 225,000,000 shares authorized; 83,673,822 shares issued and outstanding(2)	0.8
Class B common stock, $0.01 per share value, one share authorized; one share issued and outstanding	—
Preferred stock, $0.01 per share value, 25,000,000 shares authorized; none issued and outstanding	—
Additional paid-in capital	1,262.1
Retained earnings	221.8
Unearned restricted stock compensation	(4.7)
Accumulated other comprehensive income	18.2

Total stockholders’ equity	$1,498.2

Total capitalization	$1,498.2

(1)	We currently maintain credit and guaranty agreement with The Bank of New York, as Issuing Bank and Administrative Agent, and several other financial institutions as agents and lenders, which provides us with a credit facility. We are able to borrow under the credit facility, subject to customary conditions, for general working capital purposes. The total outstanding amounts under the credit facility cannot exceed $100.0 million. As of March 31, 2004, there were no funds drawn against the existing letters of credit.
(2)	Common stock outstanding includes 181,411 shares of restricted stock awards issued pursuant to the 2003 Omnibus Incentive Plan, but excludes (a) 772,810 shares issuable upon the exercise of stock options granted pursuant to the 2003 Omnibus Incentive Plan, (b) 25,142 shares of restricted stock unit awards granted pursuant to the 2003 Omnibus Incentive Plan, (c) shares reserved for issuance under our Employee Stock Purchase Plan, described more fully in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and (d) 5,270,637 shares reserved for issuance under the 2003 Omnibus Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL AND ADDITIONAL DATA

We derived the following selected consolidated financial and additional data for the five years ended December 31, 2003 from the consolidated financial statements and related notes of WellChoice and its subsidiaries which were audited by Ernst & Young LLP. We derived the following selected consolidated financial and additional data for the three months ended March 31, 2004 and 2003 from unaudited financial statements, which include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for this period. You should read the selected consolidated financial and additional data together with the consolidated financial statements of WellChoice and its subsidiaries and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated by reference into this prospectus.

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions)
Revenue
Premiums earned	$1,245.6	$1,166.6	$4,875.4	$4,628.0	$4,246.2	$3,876.9	$3,362.3
Administrative service fees	121.2	108.9	445.8	396.2	322.0	264.9	238.9
Investment income, net	14.1	13.4	51.2	64.8	69.3	65.5	58.7
Net realized investment gains (losses)	3.5	3.1	11.8	2.6	(12.4)	22.1	0.2
Other income (expense), net	0.2	0.1	(1.7)	14.0	6.1	4.3	4.8

Total revenue	1,384.6	1,292.1	5,382.5	5,105.6	4,631.2	4,233.7	3,664.9

Expenses:
Cost of benefits provided	1,062.9	999.3	4,162.2	3,947.4	3,738.8	3,426.4	2,944.6
Administrative expenses	224.5	209.8	876.7	833.1	742.8	686.2	587.3
Conversion expenses	—	—	—	15.4	2.0	0.6	3.7

Total expenses	1,287.4	1,209.1	5,038.9	4,795.9	4,483.6	4,113.2	3,535.6

Income from continuing operations before income taxes	97.2	83.0	343.6	309.7	147.6	120.5	129.3
Income tax expense (benefit)(1)	38.0	35.3	142.5	(67.9)	0.1	(74.5)	9.1

Income from continuing operations	59.2	47.7	201.1	377.6	147.5	195.0	120.2
Loss from discontinued operations, net of tax	—	—	—	(1.1)	(16.5)	(4.6)	—

Net income	$59.2	$47.7	$201.1	$376.5	$131.0	$190.4	$120.2

Per share data(2)
Basic and diluted earnings per share	$0.71	$0.57	$2.41	$4.51	$1.57	$2.28	$1.44

Additional Data:
Medical loss ratio(3)	85.3%	85.7%	85.4%	85.3%	88.1%	88.4%	87.6%
Medical loss ratio, excluding New York City and New York State PPO(4)	82.3%	83.2%	82.2%	81.8%	86.0%	85.9%	85.1%
Administrative expense ratio(5)(6)	16.4%	16.4%	16.5%	16.9%	16.3%	16.6%	16.4%
Members (000’s at end of period)(7)	4,861	4,820	4,754	4,608	4,383	4,135	4,161

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions)
Balance Sheet Data
Cash and investments	$2,180.4	$1,910.7	$2,059.3	$1,783.0	$1,604.3	$1,400.6	$1,330.2
Premium related receivables	399.9	368.3	378.2	358.8	403.5	447.5	404.7
Total assets	3,162.7	2,869.1	3,043.0	2,777.5	2,449.6	2,252.5	1,987.4
Unpaid claims and claims adjustment expense	625.7	579.5	609.5	559.9	634.1	672.4	591.0
Obligations under capital lease	47.3	46.9	48.3	47.7	50.1	52.0	53.5
Total liabilities	1,664.5	1,587.8	1,610.7	1,541.2	1,620.3	1,577.8	1,484.7
Stockholders’ equity	1,498.2	1,281.3	1,432.3	1,236.3	829.3	674.7	502.7

(1)	Our deferred tax asset allowance at December 31, 2001 was approximately $195.7 million. During 2002, we eliminated the valuation allowance on our deferred tax assets, based on approval of the conversion and continued, current and projected positive taxable income. As of December 31, 2000, we reduced our valuation allowance on our deferred tax assets by $71.9 million based on continued, current and projected positive taxable income.
(2)	The weighted-average shares outstanding and the effect of dilutive securities for the respective periods during 2003 and 2004 was used to calculate basic and diluted earnings per share amounts. There were no shares or dilutive securities outstanding prior to November 7, 2002 (date of conversion and initial public offering). Accordingly, amounts prior to 2003 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, shares outstanding at December 31, 2002 of 83,490,478 were used to calculate pro forma earnings per share for all periods prior to 2003. Net loss and basic and diluted net loss per common share based on the weighted average shares outstanding for the period from November 7, 2002 (date of initial public offering) to December 31, 2002 were $38.5 million and $0.46, respectively.
(3)	Medical loss ratio represents cost of benefits provided as a percentage of premiums earned.
(4)	We present our medical loss ratio, excluding New York City and New York State PPO because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums than accounts with full medical and hospital coverage. The lower premiums and the size of these accounts distort our performance when the total medical loss ratios are presented.
(5)	Administrative expense ratio represents administrative and conversion and initial public offering expenses as a percentage of premiums earned and administrative service fees.
(6)	As presented, our administrative expense ratio does not take into account a significant portion of our activity generated by self-funded, or ASO, business. Therefore, in the following table, we provide the information needed to calculate the administrative expense ratio on a “premium equivalent” basis because that ratio measures administrative expenses relative to the entire volume of insured and self-funded business serviced by us and is commonly used in the health insurance industry to compare operating efficiency among companies. Administrative expense ratio on a premium equivalent basis is calculated by dividing administrative and conversion and initial public offering expenses by “premium equivalents” for the relevant periods. Premium equivalents is the sum of premium earned, administrative service fees and the amount of paid claims attributable to our self-funded business pursuant to which we provide a range of customer services, including claims administration and billing and membership services. Claims paid for our self-funded health business is not our revenue. The premium equivalents for the periods indicated were as follows:

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions)
Revenue:
Premiums earned	$1,245.6	$1,166.6	$4,875.4	$4,628.0	$4,246.2	$3,876.9	$3,362.3
Administrative service fees	121.2	108.9	445.8	396.2	322.0	264.9	238.9
Claims paid for our self-funded health business	823.7	639.1	2,955.3	2,347.9	1,791.9	1,328.4	1,046.4

Premium equivalents	$2,190.5	$1,914.6	$8,276.5	$7,372.1	$6,360.1	$5,470.2	$4,647.6

(7)	Starting in 2002, in accordance with a change to the contract with the New York State PPO account, we began including approximately 175,000 members who reside in service areas of other New York Blue Cross Blue Shield plans as we administer the account statewide.

Selected Membership Data and Results of Operations

The following table sets forth selected membership data as of the dates set forth below:

	March 31,		December 31,
(members in thousands)	2004	2003	2003	2002	2001
Products and services:
Commercial managed care:
Group PPO, HMO, EPO and other(1)(2)	2,459	2,280	2,301	2,019	1,752
New York City and New York State PPO(3)	1,815	1,803	1,805	1,786	1,563

Total commercial managed care	4,274	4,083	4,106	3,805	3,315

Other insurance products and services:
Indemnity	370	505	428	567	804
Individual	217	232	220	236	264

Total other insurance products and services	587	737	648	803	1,068

Overall total	4,861	4,820	4,754	4,608	4,383

Customers:
Large group(3)	2,936	2,919	2,931	2,903	2,695
Small group and middle market	448	410	444	394	366
Individuals	268	284	269	290	323
National accounts	1,209	1,207	1,110	1,021	999

Overall total	4,861	4,820	4,754	4,608	4,383

Funding type:
Commercial managed care:
Insured(3)	2,640	2,623	2,620	2,597	2,441
Self-funded	1,634	1,460	1,486	1,208	874

Total commercial managed care	4,274	4,083	4,106	3,805	3,315

Other insurance products and services:
Insured	343	449	398	463	691
Self-funded	244	288	250	340	377

Total other insurance products and services	587	737	648	803	1,068

Overall total	4,861	4,820	4,754	4,608	4,383

(1)	Our HMO product includes Medicare+Choice. As of March 31, 2004 and 2003, we had approximately 52,000 and 53,000 members, respectively, enrolled in Medicare+Choice. As of December 31, 2003, 2002 and 2001, we had approximately 50,000, 55,000 and 59,000 members, respectively, enrolled in Medicare+Choice.
(2)	“Other” principally consists of our members enrolled in dental only coverage and includes POS members.
(3)	Starting in 2002, in accordance with a change to the contract with the New York State PPO account, we began including approximately 175,000 members who reside in service areas of other New York Blue Cross Blue Shield plans as we administer the account statewide.

The following table sets forth results of operations for each of our segments for the periods set forth below:

	Three Months Ended March 31,		Year ended December 31,
($ in millions)	2004	2003	2003	2002	2001
Commercial Managed Care:
Total revenue	$1,159.0	$1,042.2	$4,425.0	$4,000.6	$3,448.3
Income from continuing operations before income tax expense	$87.0	$78.7	$292.6	$253.4	$121.1
Medical loss ratio:(1)
Commercial managed care total	85.4%	85.4%	85.9%	86.0%	88.6%
Commercial managed care, excluding New York City and New York State PPO(2)	81.6%	82.0%	82.1%	81.6%	85.8%
Administrative expense ratio(3)	14.1%	13.9%	14.0%	13.9%	13.0%

Other Insurance Products and Services:
Total revenue	$225.6	$249.9	$957.5	$1,105.0	$1,182.9
Income from continuing operations before income tax expense	$10.2	$4.3	$51.0	$56.3	$26.5
Medical loss ratio(1)	84.7%	86.9%	82.7%	82.4%	86.2%
Administrative expense ratio(3)	28.4%	27.2%	28.0%	27.8%	25.0%

(1)	Medical loss ratio represents cost of benefits provided as a percentage of premiums earned.
(2)	We present commercial managed care medical loss ratio, excluding New York City and New York State PPO, because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums than accounts with full medical and hospital coverage. The lower premiums and the size of these accounts distort our performance when the total medical loss ratios are presented.
(3)	Administrative expense ratio represents administrative expense as a percentage of premiums earned and administrative service fees. As presented, our administrative expense ratio does not take into account a significant portion of our activity generated by self-funded, or ASO, business. Therefore, in the following table, we provide the information needed to calculate the administrative expense ratio on a “premium equivalent” basis because that ratio measures administrative expenses relative to the entire volume of insured and self-funded business serviced by us and is commonly used in the health insurance industry to compare operating efficiency among companies. Administrative expense ratio on a premium equivalent basis is calculated by dividing administrative expenses by “premium equivalents” for the relevant periods. Premium equivalents is the sum of premium earned, administrative service fees and the amount of paid claims attributable to our self-funded business pursuant to which we provide a range of customer services, including claims administration and billing and membership services. Claims paid for our self-funded health business are not our revenue. The premium equivalents for the periods indicated were as follows:

	Three Months Ended March 31,		Year ended December 31,
($ in millions)	2004	2003	2003	2002	2001
Commercial Managed Care:
Premiums earned	$1,066.2	$961.3	$4,099.5	$3,723.0	$3,247.8
Administrative service fees	77.5	67.3	274.1	212.2	$154.1
Claims paid for our self-funded health business	705.2	496.4	2,408.0	1,696.8	$1,102.5

Premium Equivalent	$1,848.9	$1,525.0	$6,781.6	$5,632.0	$4,504.4

Other Insurance Products and Services:
Premiums earned	$179.4	$205.3	$775.9	$905.0	$998.4
Administrative service fees	43.7	41.6	171.7	184.0	167.9
Claims paid for our self-funded health business	118.5	142.7	547.3	651.1	689.4

Premium Equivalent	$341.6	$389.6	$1,494.9	$1,740.1	$1,855.7

BUSINESS

Company Overview

We are the largest health insurance company in the State of New York based on PPO and HMO membership. At March 31, 2004, we served approximately 4.9 million members through our service areas. Our service areas include 10 downstate New York counties, which we refer to as the “New York City metropolitan area,” and where we hold a leading market position covering over 21% of the population, upstate New York and New Jersey.

We have the exclusive right to use the Blue Cross and Blue Shield names and marks for all of our health benefits products in ten counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. In addition, we have an exclusive right to use only the Blue Cross names and marks in seven counties in our upstate New York service area and a nonexclusive right to use only the Blue Cross names and marks in an additional four upstate New York counties. Our membership in the Blue Cross Blue Shield Association also enables us to provide our PPO, EPO and indemnity members access to the national network of providers through the BlueCard program. This program allows these members access to in-network benefits through the networks of Blue Cross Blue Shield plans throughout the United States and over 200 foreign countries and territories. Substantially all of our revenues, and nearly all of our membership, is derived from the sale of our Blue Cross Blue Shield products and services.

Industry Overview

The managed health care industry has experienced significant change during the past decade. The increasing focus on health care costs by employers, the government and consumers has led to the growth of alternatives to traditional indemnity health insurance. HMO, PPO, EPO and POS plans are among the various forms of managed care products that have developed in response to these market pressures. Under these arrangements, the cost of health care is contained, in part, by negotiating contracts with hospitals, physicians and other providers to deliver care at favorable rates and adopting programs to ensure that appropriate and cost-effective care is provided.

In addition, economic factors and greater consumer awareness have resulted in the increasing popularity of products that offer larger, more extensive networks, more member choice related to coverage and the ability to self-refer within those networks. There is also a growing preference for greater flexibility to assume larger deductibles and co-payments in exchange for lower premiums. At the same time, organizations and individuals are placing an increased focus on the quality of health care and the level of sophistication and customer service in delivering service. Employer groups and providers are also demanding prompt and accurate payment of claims, including automated claims payment options. There is also a growing preference for national accounts and other large groups to self-fund their health care costs rather than purchase an insured product.

The Blue Cross Blue Shield Association and its member plans also have undergone significant change. Historically, most states had at least one Blue Cross (hospital coverage) and a separate Blue Shield (physician coverage) company. Prior to the mid-1980s, there were more than 125 separate Blue Cross and/or Blue Shield companies, which we sometimes refer to as “Blue” plans. Many of these organizations have merged, reducing the number of Blue plans to 41 as of December 2003. We expect this trend to continue, with plans merging or affiliating to address capital needs and other competitive pressures. At the same time, the number of people enrolled in Blue Cross Blue Shield plans has been steadily increasing, from 65.6 million in 1995 to 88.8 million at December 31, 2003 nationwide.

The Blue Cross Blue Shield plans work together in a number of ways that create significant market advantages, especially when competing for large, multi-state employer groups. For example, all Blue Cross Blue Shield plans participate in the BlueCard program, which effectively creates a national “Blue” network. Each plan is able to take advantage of other Blue Cross Blue Shield plans’ broad provider networks and negotiated provider reimbursement rates. Utilizing the BlueCard program, an indemnity, PPO or EPO member of one plan who lives or travels outside of the state in which the policy under which he or she is covered may obtain health care services from a provider that has contracted with the Blue Cross Blue Shield plan in the locale in which such member is then situated. This makes it possible for individual Blue Cross Blue Shield plans to compete for national accounts business with other non-“Blue” plans with nationwide networks.

Our Strategy

Our goal is to be the leading health insurer in the New York marketplace and surrounding areas. In recent years, we have implemented strategic changes to achieve this goal, including shifting our membership base from purchasers of mainly traditional indemnity products to more innovative managed care products. We plan to continue to maintain and improve our market position and financial performance by executing the following strategy:

•	Capitalize on Growth Opportunities.

—	Offer a broad spectrum of managed care products in our local markets. We intend to continue to grow our business in our local markets, particularly in the small group and middle market customer segment, by maintaining, developing and offering the broad continuum of managed care products that the New York market demands. Generally, the breadth and flexibility of our benefit plan options are designed to appeal to a variety of employer groups and individuals with differing product and service preferences. We believe that customer needs will continue to change, requiring us to increase the variety of products we offer. Product variations will include freedom in selecting providers, cost sharing, scope of coverage and the degree of medical management. For example, during 2003, we launched a POS product to employer groups, primarily focused on small and middle market customers.

—	Grow our national accounts business. We view national accounts as an attractive growth opportunity, as this group represents approximately 36% of employed persons in the United States. We believe our position in the New York City metropolitan area, where a significant number of national businesses have headquarters, provides us with a competitive advantage in our efforts to grow this business. In addition, we intend to continue to grow our national accounts business through the promotion of the BlueCard program.

—	Expand geographically. We also intend to pursue expansion opportunities, especially those in or adjacent to our current service areas. We believe that we have developed an expertise in systems migration, network development, marketing, underwriting and cost control that is transferable to attractive markets within and outside New York and which positions us to take advantage of opportunities that may arise as the consolidation of the health insurance industry continues.

•	Leverage the Strength of the Blue Cross and Blue Shield Brands. We believe that our license to use the Blue Cross and Blue Shield names and marks gives us a significant competitive advantage in New York, and we intend to continue to promote the value of these brands to attract additional customers and members.

•	Continue to Promote the Use of Medical Information to Offer Innovative Products and Services to Members and Providers. We intend to be a leader in the use of medical information to facilitate and enhance communications and delivery of service among employers, employees and other health care providers. We believe that our members will increasingly desire and demand ready access to a repository of comprehensive, accurate and secure medical and health-related information that can be transmitted by the member to physicians and medical institutions.

•	Reduce Costs through Operational Excellence. We seek to achieve operational excellence by improving delivery of service, customer satisfaction and financial results through high levels of performance accompanied by cost containment.

Our ability to successfully execute this strategy and achieve our goals, and our business generally, is subject to a number of risks, some of which are beyond our control. These risks include those relating to our business specifically. For example, we could lose our license to use the Blue Cross and Blue Shield names and marks and we are subject to intense competition for customers and providers. Also, our industry is heavily regulated and changes in legislation or regulation may adversely affect us. For a more detailed discussion of these and other risks, see “Risk Factors” beginning on page 7 of this prospectus.

Our New York Regional Markets

New York is the third most populous state in the United States, with a total population of approximately 19.2 million, according to the most recent U.S. census estimates. We believe we can increase our market share through focused marketing efforts on a cost-effective basis, given the high population density in selected markets such as the New York City metropolitan area. The New York marketplace is comprised of a diverse customer base requiring a broad range of product offerings, and we believe our extensive experience and history of operating in this unique marketplace combined with our leading market share and brand recognition provide us with a distinct competitive advantage.

We operate in 28 counties in eastern New York, including the ten counties in the New York City metropolitan area, and 16 counties in New Jersey.

In our New York service area, we provide our products and services utilizing one or both of the Blue Cross Blue Shield brands through our indirect, wholly owned subsidiaries, Empire HealthChoice Assurance, or Empire, a New York licensed accident and health insurer, and Empire HealthChoice HMO, a New York licensed HMO. We utilize these brands to market to local groups and individuals in our New York service area as well as to national account customers. As of March 31, 2004, approximately 24.9% of our members were covered under national accounts. The national accounts are generally self-funded accounts to which we provide our products on an ASO basis with their employees having access to a nationwide network of providers through the BlueCard program.

Our New Jersey operations are operated under the WellChoice brand comprised of WellChoice Insurance of New Jersey and Empire HealthChoice HMO d/b/a WellChoice HMO of New Jersey, which engages in managed care business in New Jersey. Our New Jersey operations were launched in 1998 and offer a comprehensive network of providers across Northern, Central New Jersey and the Southern New Jersey counties of Burlington, Camden and Ocean.

The following table demonstrates our service areas by region (including in New Jersey), population (based on 2003 U.S. Census Bureau estimates), membership by residence (as of March 31, 2004) and branding:

Region	Counties	Population	Membership(1)		Branding
		(in thousands)	(in thousands)
New York City Metropolitan area	New York, Bronx, Richmond, Queens, Kings, Nassau, Suffolk, Westchester, Rockland, Putnam	12,226	2,580		Exclusive licenses to use Blue Cross and Blue Shield names and marks

Upstate New York	Dutchess, Orange, Sullivan, Ulster, Columbia, Greene	1,022	250		Exclusive licenses to use the Blue Cross and Blue Shield names and marks

	Delaware	47	6		Non-exclusive licenses to use the Blue Cross and Blue Shield names and marks

	Albany, Rensselaer, Saratoga, Schenectady, Schoharie, Warren, Washington	967	172		Exclusive license to use only the Blue Cross names and marks

	Clinton, Essex, Fulton, Montgomery	225	36		Non-exclusive license to use only the Blue Cross names and marks

New Jersey	Bergen, Burlington, Camden, Essex, Hudson, Hunterdon, Mercer, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex, Union, Warren	7,792	237	(2)	WellChoice

(1)	The membership in the table excludes the approximately 1.6 million members that reside outside of our New York and New Jersey service areas.
(2)	Of this membership, approximately 229,000 members are covered by group policies issued by our New York operations and approximately 8,000 are members of our WellChoice NJ operations.

Health Care Benefits, Products and Services

We offer a wide range of health insurance products. Our offerings include managed care products consisting of HMO, POS, PPO and EPO plans and traditional indemnity products. Our principal health products are offered both on an insured and, except with respect to our HMO products, self-funded, or ASO, basis and, in some instances, a combination of insured and self-funded.

The following table illustrates our health benefits membership by product as of March 31, 2004:

	Membership	Percentage
	(in thousands)
Commercial managed care:
Group PPO, HMO, EPO and other(1)(2)	2,459	50.6%
New York City and New York State PPO	1,815	37.3

Total commercial managed care	4,274	87.9

Other insurance products and services:
Indemnity	370	7.6
Individual	217	4.5

Total other insurance products and services	587	12.1

Overall total	4,861	100.0%

(1)	Our HMO product includes Medicare+Choice. As of March 31, 2004, we had approximately 52,000 members enrolled in Medicare+Choice.
(2)	“Other” principally consists of our members enrolled in dental only coverage and includes POS members.

Commercial Managed Care Products

Managed care generally refers to a method of integrating the financing and delivery of health care within a system that manages the cost, accessibility and quality of care. Managed care products can be further differentiated by the types of provider networks offered, the ability to use providers outside such networks and the scope of the medical management and quality assurance programs. Our members receive medical care from our networks of providers in exchange for premiums paid by the individuals or their employers and, in some instances, a cost-sharing payment by the member. We reimburse network providers according to pre-established fee arrangements and other contractual agreements.

We currently offer the following managed care plans: an HMO product, a PPO product, an EPO product and a POS product.

HMO.    Our HMO plan provides members and their dependent family members with all necessary health care for a fixed monthly premium in addition to applicable member co-payments. Health care services can include emergency care, inpatient hospital and physician care, outpatient medical services and supplemental services, such as dental, behavioral health and prescription drugs. Under our standard HMO product, members must select a primary care physician within the network to provide and assist in managing care, including referrals to specialists. We also offer a Direct Connection HMO product, which offers all the advantages of our standard HMO product, but allows our eligible members to seek care from in-network specialists without a referral. HMO members do not have access to services on a national account basis through the BlueCard program. We also provide services to Medicare beneficiaries through our Medicare+Choice product, which covers all Medicare covered services, Medicare deductibles and coinsurance and certain additional services. HMO members receive all covered medical care through physicians selected from the applicable HMO provider network.

PPO.    Similar to an HMO, a PPO managed care plan provides members and their dependent family members with health care coverage in exchange for a fixed monthly premium. Our PPO provides its members with access to a larger network of providers than our HMO. A PPO does not require a member to select a primary care physician or to obtain a referral to utilize in-network specialists. In contrast to an HMO product, a PPO also provides coverage for members who access providers outside of the network. Out-of-network benefits are usually subject to a deductible and coinsurance. Our PPO also offers national in-network coverage to its members through the BlueCard program. For our New York State and New York City accounts we provide a hospital-only network PPO benefit.

EPO.    Our EPO plan is similar to our PPO managed care plan but does not cover out-of-network care. Members may choose any provider from our PPO network in our New York service area and do not need to select a primary care physician. Outside of our service area in New York State, EPO members may use the BlueCard program to secure in-network benefits nationally. We currently offer an insured EPO product only to New York State employers and to national accounts on a self-funded basis. For national accounts needing coverage in jurisdictions where the EPO product is prohibited, we offer a variation of this product that requires a 50% coinsurance payment for out-of-network services.

POS.    Consistent with our strategy to offer a broad continuum of managed care products in the New York market, we have recently introduced a point of service, or POS, product to employer groups, focused primarily on local small and middle market customers. The product, Direct POS, provides members with the ability to utilize services on an in-network basis utilizing our HMO network of providers or on an out-of-network basis. POS members do not have access to services on a national account basis through the BlueCard program. Our POS product has similar features to our Direct Connection HMO product that permits members to access in-network specialists without a referral, and also allows members to access out-of-network providers in return for deductibles and/or co-insurance. We believe the POS product will complement our existing managed care product portfolio by offering employers an additional product within our family of managed care products to meet the needs of their employees.

In addition, we offer dental coverage on a PPO basis and other dental managed care products.

BlueCard

For our members who purchase our PPO, EPO and indemnity products under a Blue Cross Blue Shield plan, we offer the BlueCard program. The BlueCard program offers these members in-network benefits through the networks of the other Blue Cross Blue Shield plans in other states and regions. In addition, the BlueCard program offers our PPO, EPO and indemnity members in-network coverage in over 200 countries and territories. We believe that the national and international coverage provided through this program allows us to compete effectively with large national insurers, without compromising our focus and concentration in our geographical region. We derive fees from other Blue Cross Blue Shield plans when their members receive medical care from providers in our service areas. In 2003, approximately 413,000 members of other Blue Cross Blue Shield plans utilized our provider networks through the BlueCard programs. We also pay other Blue Cross Blue Shield plans’ fees when our members receive medical care from providers in those other plans’ service areas.

Other Insurance Products and Services

We provide indemnity health insurance, which generally reimburses the insured for a percentage of actual costs of health care services rendered by physicians, hospitals and other providers. Persons with indemnity insurance are not restricted to receiving professional medical services from a specified provider network. Our indemnity products include hospital-only coverage as well as comprehensive hospital and medical coverage.

We also offer a number of individual products, including Child Health Plus, Medicare supplemental, direct pay hospital-only, Healthy New York (regardless of whether purchased by groups or by individuals) and the New York State-mandated direct pay HMO and HMO-based POS products. Child Health Plus provides a managed care product similar to our HMO products to children under the age of nineteen who are ineligible for Medicaid and not otherwise insured. Our Medicare supplemental insurance policies, also referred to as Medigap policies, are designed to supplement Medicare by paying hospital, medical and surgical expenses as well as, in some cases, prescription drug expenses for a portion of those costs not covered by Medicare. Direct pay hospital-only is a low-cost policy that covers in-patient and out-patient services on an indemnity basis. Healthy New York, direct pay HMO and HMO-based POS products are state-mandated HMO products.

We also serve as fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program, for which we receive reimbursement of certain costs and expenses at predetermined levels.

Administrative Services Only

In addition to our insured plans, we also offer selected products, including PPO, EPO and indemnity benefit designs, on a self-funded, or ASO, basis under which we provide claims processing and other administrative services to employers. Employers choosing to purchase our products on an ASO basis fund their own claims but their employees are able to access our provider network at our negotiated discounted rates. We administer the payment of claims to the providers but we do not bear any insurance risk in connection with claims costs because we are reimbursed in full by the employer. The administrative fee charged to self-funded groups is generally based on the size of the group and services provided. Our primary ASO customers are large national accounts and large local groups (over 1,000 employees).

Marketing and Distribution

Our marketing activities concentrate on promoting our strong brands, quality care, customer service efforts, the size and quality of our provider networks, our financial strength and the breadth of our product offerings. We distribute our products through several different channels, including our salaried and commission-based internal sales force, independent brokers and telemarketing staff. We also use our website to market our products.

Branding and Marketing.    Our branding and marketing efforts include “brand advertising,” which focuses on the Blue Cross and Blue Shield names and marks, “acquisition marketing,” which focuses on attracting new customers, and “institutional advertising,” which focuses on our overall corporate image. We believe that the strongest element of our brand identity is the “Blue Cross and Blue Shield.” We seek to leverage what we believe to be the high name recognition and comfort level that many existing and potential customers associate with this brand. Also, the BlueCard program is an important component of our Blue Cross Blue Shield marketing strategy as it enables us to compete for large, multi-state employer groups. Acquisition marketing consists of business-to-business marketing efforts which are used to generate leads for brokers and our sales force as well as direct-to-consumer marketing which is used to add new customers to our direct pay businesses. Institutional advertising is used to promote key corporate interests and overall company image. We believe these efforts support and further our competitive brand advantage. Our strategy will be to continue utilizing the Blue Cross and/or Blue Shield brands for all products and services in our service areas in New York and to continue to establish the WellChoice brand outside of New York.

Distribution.    As of March 31, 2004, our sales force consisted of over 100 people. We also utilize the services of approximately 4,400 independent brokers in New York and approximately 2,000 in New Jersey. We rely on independent brokers to market our products to small and middle market groups. In addition, we engage 13 general agents to distribute our products in New Jersey, as well as seven general agents to distribute our products to middle market and large groups in New York. Several account representatives and managers are dedicated exclusively to maintaining our relationships with our national accounts and labor union customers. Our internal telemarketing division is primarily responsible for marketing our managed health care plans to small groups. Our sales staff is primarily responsible for marketing our managed health care plans to small and large groups, either directly or working with a broker. We believe that each of these marketing methods is optimally suited to address the specific health insurance needs of the customer base to which it is assigned.

We compete for qualified brokers and agents to distribute our products. Strong competition exists among health insurance companies and health benefits plans for brokers and agents with demonstrated ability to secure new business and maintain existing accounts. The basis of competition for the services of such brokers and agents are commission structure, support services, reputation and prior relationships, the ability to retain clients and the quality of products. We believe that our brokers gain significant benefits from our dedicated broker website, which enables them to obtain quotes for our small group products and perform administrative services for existing accounts. We believe that we have good relationships with our brokers and agents, and that our products, support services and commission structure are highly competitive in the marketplace.

Customers

The following chart shows our membership by customer group at March 31, 2004:

	Membership	Percentage
	(in thousands)
Large group	2,936	60.4%
Small group and middle market	448	9.2
Individuals	268	5.5
National accounts	1,209	24.9

Total	4,861	100.0%

We sell products to customers ranging in size from large national institutional accounts to individuals. We continually seek to obtain an optimal and balanced portfolio of business across all of our customer segments.

Large Groups.    This customer base consists of large organizations with operations in our service areas that have more than 500 employees and includes New York State, New York City and local governmental employers and labor unions. Our large corporate accounts purchase our products on both an insured and ASO basis. We sell our products to New York State and New York City in their capacity as employers. As of March 31, 2004, our New York State and New York City accounts covered approximately 20.5% and 16.9%, respectively, of our total membership, and labor unions represented 10.9% of our total membership. We provide hospital-only coverage to both the New York State and New York City accounts.

Small Group and Middle Market.    This customer base consists of small (two to 50 employees) and mid-sized (51 to 500 employees) companies. Our small groups have tended to purchase HMO products, while our middle market groups are covered by a mix of our HMO, PPO and EPO products and by other products, including POS. We intend to continue to grow our small group and middle market customer base. To that end, in 2003, we introduced a POS product for this market. The product, which utilizes our HMO network of providers, offers members the ability to utilize services on an in- or out-of-network basis. In-network specialists may be accessed without a referral while members may access out-of-network providers in return for deductibles and/or co-insurance.

Individuals.    This customer base consists principally of members who utilize our government-related products, including Child Health Plus, Medicare supplemental, Medicare+Choice, Healthy New York and two New York State-mandated direct pay HMO and HMO based POS products.

National Accounts.    National accounts consist of large multi-state employers for whom technology, flexibility, access to the BlueCard program and single-point accountability are important factors. National accounts often engage consultants to work with our in-house sales staff to tailor benefits to their needs. Substantially all of our national accounts purchase our products on an ASO basis. In order to provide ASO services and access to the BlueCard program to customers that are headquartered outside of our licensed areas, we are required under our Blue Cross and Blue Shield licenses to obtain the consent of the Blue Cross Blue Shield plan licensed in the service area in which the customer is headquartered, a process referred to as “ceding.”

Underwriting and Pricing

Disciplined underwriting and appropriate pricing are core strengths of our business and we believe are an important competitive advantage. We continually review our underwriting and pricing guidelines on a product-by-product and customer group-by-group basis in order to maintain competitive rates in terms of both price and scope of benefits. As a result of our disciplined approach to underwriting and pricing, we have attained consistent profitability in our insured book of business.

Our claims database enables us to establish rates based on our own experience and provides us with important insights about the risks in our service areas. We tightly manage the overall rating process and have processes in place to ensure that underwriting decisions are made by properly qualified personnel. In addition, we have developed and implemented a process to detect fraudulent groups, employees and providers.

Our rating policies in New York differ by group size product offerings. Our middle market and large group accounts for EPO, PPO, POS and indemnity products are experience rated. This means that our premium rate for each of these accounts is calculated based upon demographic criteria such as age, gender, industry and region and experience criteria, referring to the actual cost of providing health care to that group during a period of coverage. For middle market groups, the rates are set prospectively, meaning that a fixed premium rate is determined at the beginning of the policy period. We are at risk for negative experience (actual claim costs and other expenses are more than those expected) and benefit from positive experience (claim costs and other expenses are less than expected). For large groups with PPO, EPO or traditional indemnity benefit designs, we employ prospective and retrospective ratings. Our New York City and New York State accounts are retrospectively rated. In retrospective rating, a premium rate is determined at the beginning of the policy period. Once the policy period has ended, the actual experience is reviewed. If the experience is positive, a refund is credited to the customer. If the experience is negative, then the deficit is recovered from future years’ premiums. If the customer elects to terminate coverage, deficits cannot be recovered.

Our HMO products sold in New York State, as well as all other insured products purchased by small groups and individuals, are community rated. The premiums for community rated products are set according to our expected costs of providing medical benefits to the community pool as a whole, rather than to any customer or sub-group of customers within the community. We cannot factor in other criteria in rating our premiums for these products, other than Medicare eligibility. We use a variation of community rating in New Jersey for all small group products. All of our community rated products in New Jersey are determined based on a community pool according to the age, sex and county of residence of the members. Both the New York and New Jersey community rated products are set prospectively.

With respect to our Medicare+Choice plan, we have a contract with the Centers for Medicare and Medicaid Services, or CMS, to provide HMO Medicare+Choice coverage to Medicare beneficiaries who choose health care coverage through our HMO program in New York City and Nassau, Suffolk, Rockland and Westchester counties in New York State. Under this annual contract, CMS pays us a set rate based on membership that is adjusted for demographic factors and health status. In addition, through 2003, the Medicare product offered by us in Nassau, Suffolk, Rockland and Westchester counties required a premium to be paid by the member. At March 31, 2004, we had approximately 52,000 members enrolled in Medicare+Choice, or 1.2% of our commercial managed care membership. Medicare+Choice accounted for 11.4% of our commercial managed care premium revenue for the three months ended March 31, 2004. Effective January 1, 2004, in addition to benefit changes to our existing Medicare+Choice product, we have introduced an alternative benefit plan in New York City to respond to market demands that eliminates or decreases certain copayments and eliminates brand name prescription drug coverage. Based upon the higher level of payments we received from CMS as a result of the recently enacted Medicare Prescription Improvement and Modernization Act, in March 2004, we eliminated the premiums required by members of our Medicare+Choice program in Rockland and Westchester counties, reduced the premium required by members in Nassau and Suffolk counties and increased benefits available to New York City members.

Quality Initiatives and Medical Management

Our approach to quality initiatives and medical management seeks to ensure that high quality care is provided to our members. For purposes of our quality programs, we segment our membership into four health categories (healthy, acute, chronic and complex) and allocate our resources to facilitate the delivery of quality health care appropriate for each segment. Our quality initiatives and medical management approach seeks to improve member health, to avoid health risks and to lower costs. We use sophisticated healthcare information technologies to identify those members who incur a disproportionate amount of health care costs for treatment and hospitalization. We use this information to work with physicians to develop appropriate programs intended to improve member health and thereby minimize future claims expenditures.

A small portion of our insured commercial managed care members who have both medical and hospital coverage constitutes a significant majority of our hospital and medical claims expenses. We are focusing on controlling these costs by using innovative technology, including sophisticated databases that can identify and monitor specific members who have the potential for high costs of benefits provided. Our programs are built upon nationally recognized guidelines. We use statistical modeling techniques as well as data generated through our claims system to help identify members in high-risk populations.

In addition, our SARA initiative, which is offered to our ASO accounts and some insured groups and provided to HMO members who are at least 50 years of age, serves as an early intervention program with a goal of identifying potential issues in physician-recommended treatments. The SARA program uses our claims system to generate and analyze medical, laboratory, pharmacy and hospital claims data with the goal of identifying patients at risk of potentially serious medical conditions and alerting physicians of identified risks, such as adverse drug reactions, skipped preventive screenings and overlooked tests. Depending on the identified risk, members may also be alerted on-line in the secure site in their SARA messaging center.

In addition, we have developed and provide a variety of services and programs for the acute, chronic and complex populations as well as on-line and off-line educational materials to help keep members healthy. The services and programs seek to enhance quality by eliminating inappropriate hospitalizations or services and eliminating possible complications of procedures performed in hospitals. These services and programs include pre-certification and concurrent review hospital discharge services for acute patients, as well as disease management programs for the chronic care population and nurse case managers for complex population members.

Effective October 2003, we have consolidated and broadened our disease management programs by contracting with American HealthWays, Inc. to provide comprehensive disease management services to members with chronic conditions, including the following core conditions: asthma, diabetes, congestive heart failure, coronary artery disease and chronic obstructive pulmonary disease. Some or all of the disease management programs for the core conditions outsourced to American HealthWays will be included in our insured products while those and others will be offered to self-funded groups. We also have arrangements with two other disease management companies to provide specialized support services for members with other chronic care conditions, such as Parkinson’s disease, multiple sclerosis, lupus and kidney failure.

We have created a pilot program in support of patient safety, in conjunction with IBM, PepsiCo, Inc., Verizon Communications, Inc. and Xerox Corporation (four of our national accounts). Using what are known as Leapfrog Group standards, this program aims to improve patient safety in hospitals by giving consumers information to make more informed hospital choices. The Leapfrog Group is sponsored by the Business Roundtable, a national association of Fortune 500 companies. The goals of our pilot program are to provide a web-based tool that allows easy access and review of the Leapfrog patient safety data, on a hospital-by-hospital basis, for our employees and for employees of our key customers participating in the pilot.

We also encourage the prescription of formulary and generic drugs, instead of non-formulary equivalent drugs, through benefit design and member and physician interactions. In addition, through arrangements with our pharmacy benefit manager, AdvancePCS, we are able to obtain discounts and rebates on certain medications through bulk purchasing.

We have integrated medical policies, which we derive from CMS and commercial and industry standard sources, into our claims processing systems. This integration substantially enhances the quality and accuracy of our claims adjudication process.

Information Systems and Telecommunications Infrastructure

The development and enhancement of our information technology systems and integrated voice and data capabilities has been, and continues to be, a key component of our strategy of operational excellence. We have spent significant time and resources enhancing the capabilities of our customer service systems. We have consolidated multiple claims systems into two platforms and are in the process of migrating our national accounts claims, which have been processed by National Accounts Service Company, LLC, or NASCO, a related party, into our other claims platform. In addition, we have implemented innovative voice and data technologies that link most of our office locations, allowing us to broadcast and communicate in real-time to our employees’ desktops.

We believe that our success in enhancing and consolidating our information systems provides us with a distinct competitive advantage that will allow us to grow our business organically as well as through potential strategic acquisitions. We believe our experience in this area will allow the integration of other information technologies and processes into our own in a timely and efficient manner.

Collaborations

In addition to developing technological and managerial capabilities internally, we also collaborate with third parties to develop new systems, technologies and capabilities. These collaborations allow us to leverage the core strengths of third parties to create better quality of service for our customers as well as to increase efficiencies of our internal systems and processes. We are currently involved in a major collaboration with the goal of substantially enhancing our technological capabilities and cost efficiencies.

IBM.    Through a technology alliance with IBM, we plan to continue to enhance our information systems and processes as well as to transition our technology systems to new state-of-the-art platforms and technologies. A key component of our agreement with IBM is to acquire or develop new systems, which are built on open architectures. Open architectures employ a common set of business rules, programming codes and processes which are developed using the same standards so that new functionality can be quickly and efficiently built or integrated.

The IBM agreement became effective in June 2002 and is for a term of ten years. Under the agreement, IBM is responsible for operating our data center, a portion of our core applications development and technical help desk. In connection with these services, IBM has sublet our data center facility in Staten Island, New York. In order to maintain the continuity, consistency and quality of our operations after these operations have transitioned to IBM, the agreement includes mutually developed performance, quality and pricing benchmarks that must be maintained by IBM.

Pursuant to the IBM agreement, we will work jointly with IBM to enhance and modernize our systems applications. Some of the systems application software development will be done overseas from IBM’s offices in Bangalore, India or, in the event this facility becomes unavailable during the life of the agreement, services will be provided from a replacement facility. These applications include technological enhancements based on the ongoing requirements of our business and solutions developed based upon our specifications. We will own the software developed by IBM under the agreement, other than the claims payment system.

We anticipate that the systems applications will be integrated with a new claims payment system being developed by deNovis, a privately-held, start-up company, in coordination with IBM. The new claims payment system will be licensed to us when it is completed. The development of the system has been delayed by deNovis and as a result we do not expect the system to be ready for acceptance by us in accordance with its specifications any earlier than the fourth quarter of 2006. We do not believe this delay will have any material impact on our operations because our existing claims payment system is adequate to meet our needs in the near term.

Aware Dental.    We have outsourced much of the management of our dental products to Aware Dental Services, LLC of Minnesota. Aware Dental Services, a joint venture between De Care International and Blue Cross and Blue Shield of Minnesota, provides dental development, management and administrative services in connection with dentist networks. Under this arrangement, Aware Dental is responsible for customer service, underwriting and pricing, provider contracting, claims processing and utilization management. We retain responsibility for membership and billing services, and we share joint responsibility with respect to the marketing and sales of our products, information technology, product development and design and regulatory filings.

Provider Arrangements

We have the largest HMO and PPO provider networks of any health insurer or HMO in our New York service area. Our relationships with health care providers, physicians, hospitals, other facilities and ancillary health care providers are guided by state and national standards established by regulatory authorities for network development, service availability and contract methodologies.

In contrast to some health benefits companies, it is generally our philosophy not to delegate full financial responsibility for health services provided to our members to our providers in the form of capitation-based reimbursement. As a result, the vast majority of our providers are reimbursed on a discounted fee-for-service basis. Under these contracts, we aim to provide market-based reimbursement consistent with industry and market standards. We seek to ensure that providers in our networks are paid in a timely manner. We seek to maintain broad provider networks to ensure member choice while implementing effective management programs designed to improve the quality of care received by our members. For some ancillary services, such as behavioral health and laboratory services, we have entered into capitation arrangements with entities that offer broad-based services through their own contracts with providers.

To build our provider networks, we compete with other health benefits plans for contracts with hospitals, physicians and other providers. We believe that physicians and other providers primarily consider member volume, reimbursement rates, timeliness of reimbursement and administrative service capabilities when deciding whether to contract with a health benefits plan.

Hospitals.    We contract with our hospitals to reimburse them for services provided to our members on both a per diem and case rate basis. We have recently seen a trend toward case rate reimbursement, which in contrast to per diem rates, provides for the payment of a fixed fee to cover all hospital services required to treat a particular condition or episode of illness. We have multi-year reimbursement arrangements with over 70% of the hospitals in our New York network. These agreements are subject to early termination pursuant to notice periods generally ranging from 90 to 180 days.

The hospital industry in New York is well organized, with a significant amount of bargaining power. Our responsive reimbursement methodology, revised cost and utilization management review process and our open channels of communication are key components of our relationship and credibility with hospitals.

Physicians.    Fee-for-service is our predominant reimbursement methodology for physicians. Our physician rate schedules applicable to services provided by in-network physicians are pegged to a resource-based relative value system fee schedule and then adjusted for competitive pressures in the market. This structure is similar to physician reimbursement methodologies developed and used by the federal Medicare system and other major payers.

With respect to Blue Cross and Blue Shield branded products in our New York service areas and counties that are contiguous to these areas, services are provided to our members through our network providers with whom we contract directly. Members seeking medical treatment outside of these areas are provided through the networks of the local Blue Cross and/or Blue Shield plan operating in that area through the BlueCard program. With respect to our New Jersey operations, we contract directly with physicians in our New Jersey service area and provide members outside of New Jersey with coverage through a third party national provider network.

Provider Portals.    We utilize technology to deliver useful and practical information and services to our providers. Through the use of our physician portal, which we introduced in 2001, our network practitioners are now able to submit their claims via the Internet and receive claim payment determinations in real-time. In 2003, we introduced a hospital portal to our network hospitals enabling them to perform a variety of functions, including claim management, member eligibility and benefit confirmations on-line.

Subcontracting.    We subcontract for behavioral healthcare and pharmacy services through contracts with third parties. Behavioral health benefits are provided through Magellan Behavioral Health, Inc. under a capitation-based contract which expires December 31, 2004. Under the agreement, Magellan arranges services through its network of behavioral health care providers. Its care managers focus on access to appropriate providers and settings for behavioral health care services. Our contract with Magellan is multi-year and capitation based. In addition, we have a five-year agreement with AdvancePCS expiring December 31, 2005, pursuant to which AdvancePCS provides pharmacy benefit management services to our members. These services include member services, retail pharmacy network contracting and management, claims processing, payment of claims to participating pharmacies and drug rebate negotiations with manufacturers. We retain primary responsibility for formulary management and compliance, utilization management and pharmacy clinical policies and programs.

In addition, we have contracts with a number of other ancillary service providers, including home health agency providers and intermediate and long-term care providers, to provide access to a wide range of services. These providers are normally paid on either a fee schedule, fixed-per-day or per case basis.

Competition

The health insurance industry is highly competitive, both nationally and in New York and New Jersey. Competition has intensified in recent years due to more aggressive marketing and pricing, a proliferation of new products and increased quality awareness and price sensitivity among customers.

Industry participants compete for customers based on the ability to provide value which we believe includes quality of service and flexibility of benefit designs, access to and quality of provider networks, brand recognition and reputation, price and financial stability.

We believe that our competitive strengths, including the size and quality of our provider network, the broad range of our product offerings and our Blue Cross Blue Shield license position us well to satisfy these competitive requirements.

Competitors in our markets include national health benefits companies and local and regional for-profit and not-for-profit health insurance and managed care plans. Our markets for managed care products are generally more competitive than our markets for other products, including indemnity products. Our largest competitors in the New York City metropolitan area include national health benefits companies, such as UnitedHealthcare, Aetna and HealthNet, and regional local health insurers, such as Oxford Health Plans, Health Insurance Plan of Greater New York and Group Health Incorporated. We compete in upstate New York with other “Blue” plans, including HealthNow New York Inc., as well as other non-”Blue” plans, such as Capital District Physicians Health Plan and MVP Health Plan. Our major competitors for national accounts customers include UnitedHealthcare, Cigna and Aetna, as well as other “Blue” plans. In New Jersey, we compete with several national health benefits companies and Horizon Blue Cross Blue Shield.

Blue Cross Blue Shield License

We have the exclusive right to use the Blue Cross and Blue Shield names and marks for all of our health benefits products in all ten counties in the New York City metropolitan area and in six counties in upstate New York and a non-exclusive right to use those names and marks in one upstate New York county. In addition, we have an exclusive right to use only the Blue Cross names and marks in seven counties in our upstate New York service area and a non-exclusive right to use only the Blue Cross names and marks in an additional four counties in upstate New York. We refer to these 28 counties in New York as our Blue Cross Blue Shield licensed territory. Subject to the ceding rules discussed below, we do not have any rights to use the Blue Cross and/or Blue Shield names and marks in New Jersey or elsewhere to market our products and services. We believe that the Blue Cross and Blue Shield names and marks are valuable identifiers of our products and services in the marketplace. The license agreements, which have a perpetual term (but which are subject to termination under circumstances described below), contain reserve requirements, discussed below under “Government Regulation—Capital and Reserve Requirements,” and other requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks.

Upon the occurrence of any event causing termination of the license agreements, we would cease to have the right to use the Blue Cross and Blue Shield names and marks in the Blue Cross Blue Shield licensed territory. We also would no longer have access to the Blue Cross Blue Shield Association networks of providers and BlueCard program. We would expect to lose a significant portion of our membership if we lose these licenses. Loss of these licenses could significantly harm our ability to compete in our markets and could require payment of significant monetary penalties to the Blue Cross Blue Shield Association. Furthermore, the Blue Cross Blue Shield Association would be free to issue a license to use the Blue Cross and Blue Shield names and marks in the counties in New York in which we had previously used the Blue Cross and/or Blue Shield name and mark to another entity, which would have a material adverse affect on our business, financial condition and results of operations.

Events which could result in termination of our license agreements include:

•	failure to maintain our total adjusted capital at 200% of authorized control level risk based capital, as defined by the NAIC risk based capital (RBC) model act;

•	failure to maintain liquidity of greater than one month of underwritten claims and administrative expenses, as defined by the Blue Cross Blue Shield Association, for two consecutive quarters;

•	failure to satisfy state-mandated statutory net worth requirements;

•	impending financial insolvency; and

•	a change of control not otherwise approved by the Blue Cross Blue Shield Association or a violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock.

The Blue Cross Blue Shield Association license agreements and membership standards specifically permit a licensee to operate as a for-profit, publicly traded stock company, subject to governance and ownership requirements.

Pursuant to the rules and license standards of the Blue Cross Blue Shield Association, we guarantee our contractual and financial obligations to respective customers. In addition, pursuant to the rules and license standards of the Blue Cross Blue Shield Association, we have agreed to indemnify the Blue Cross Blue Shield Association against any claims asserted against it resulting from our contractual and financial obligations.

Each license requires an annual fee to be paid to the Blue Cross Blue Shield Association. The fee is determined based on premiums earned from products using the Blue Cross and Blue Shield names and marks and from a per-contract charge for self-funded membership. During 2003, 2002 and 2001, we paid fees to the Blue Cross Blue Shield Association in the amount of $2.9 million, $3.2 million and $3.4 million, respectively. The Blue Cross Blue Shield Association is a national trade association of Blue Cross Blue Shield licensees, the primary function of which is to promote and preserve the integrity of the Blue Cross Blue Shield names and marks, as well as to provide certain coordination among the member plans. Each Blue Cross Blue Shield licensee is an independent legal organization and is not responsible for obligations of other Blue Cross Blue Shield Association member organizations. Subject to the “ceding” rules discussed below, we have no right to market products and services using the Blue Cross Blue Shield names and marks outside our Blue Cross Blue Shield licensed territory.

Ceding.    The rules and license standards of the Blue Cross Blue Shield Association set forth procedures with respect to the provision of insurance or administrative services to national accounts with employees located in numerous jurisdictions. Blue Cross Blue Shield licensees may offer products on an ASO basis to accounts with headquarters located outside of their licensed areas, provided the other Blue plan with a service area in which the customer is headquartered “cedes” its right to the selling Blue Cross Blue Shield licensee. The duration of the ceding arrangement is determined by the two plans. At March 31, 2004, approximately 39.9% (482,000 members) of our total national account membership, or approximately 9.9% of overall membership, was attributable to ASO business ceded by other plans to us. Most of these ceding arrangements have a three-year term and are subject to renewal.

BlueCard.    Under the rules and license standards of the Blue Cross Blue Shield Association, other Blue plans must provide health care to members through the BlueCard program in a manner and scope as consistent as possible to what such member would be entitled to in his or her home region. The Blue Cross Blue Shield Association requires us to pay fees to any host Blue plan that provides these claims and other services to our members who receive care in their service area. Similarly, we are paid fees for providing claims and other services to members of other Blue Cross Blue Shield plans who receive care in our service area.

Claim Reserves

Medical benefits for claims occurring during any accounting period are paid upon receipt of claim and adjudication. We are required to estimate the ultimate amount of claims which have not been reported, or which have been received but not yet adjudicated, during any accounting period. These estimates, referred to as claim reserves, are recorded as liabilities on our balance sheet.

We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes the professional guidelines and standards for actuaries to follow. A degree of judgment is involved in estimating reserves. We make assumptions regarding the propriety of using existing claims data as the basis for projecting future payments. Factors we consider include medical cost trends, the mix of products and benefits sold, internal processing changes and the amount of time it took to pay all of the benefits for claims from prior periods. Differences between actual experience and the assumptions made in establishing the claim reserves may lead to actual costs of benefits provided to be greater or less than the estimated costs of benefits provided. The change in the claim reserve estimate during the accounting period is reported as a change in medical expense.

Employees

At March 31, 2004, we employed approximately 5,400 employees in our offices in New York City, Albany, Middletown, Yorktown Heights, Melville, Syracuse and Bohemia, New York, as well as Harrisburg, Pennsylvania, and several other smaller locations. Approximately 1,470 of our employees are engaged in administration of our contracts with CMS, under which we act as a fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program. Twenty-four employees in our internal sales division are subject to a collective bargaining agreement with the Office and Professional Employees International Union. No other employees are subject to collective bargaining agreements. Overall, we believe that our relations with our employees are good, and we have not experienced any work stoppages.

Government Regulation and Legal Proceedings

For a discussion of government regulation and legal proceedings applicable to us, see “Business—Government Regulation” and “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2003, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory and Other Developments” and “Legal Proceedings” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and our Current Report on Form 8-K filed with the Commission on May 28, 2004. See “Incorporation of Certain Documents by Reference and “Where You Can Find More Information.”

Conversion

Background

On September 26, 1996, HealthChoice announced its intention to restructure to a for-profit company, based on significant changes in both the regulatory environment and the marketplace affecting the health insurance industry.

In July 1999, HealthChoice filed a proposed plan of restructuring with the New York Department of Insurance, which was revised in November 1999 following public hearings. On December 29, 1999, the Superintendent of Insurance approved the plan with some modification. This plan was never implemented.

The Legislation and the Plan

In January 2002, the Governor of the State of New York signed into law the Conversion Legislation, providing an express statutory basis for HealthChoice’s right to convert to a for-profit company. Prior to our initial public offering, HealthChoice was our parent company. The Conversion Legislation, specifically Section 4301(j) and Section 7317 of the New York Insurance Law, clarified the statutory authority for the Superintendent of Insurance’s review and approval of a conversion plan. Accordingly, on June 18, 2002, HealthChoice filed an amended plan of conversion seeking the Superintendent’s approval to convert under the terms of the Conversion Legislation. HealthChoice also requested and obtained approvals from the Superintendent and, where necessary, from the New York Commissioner of Health, the New Jersey Department of Banking and Insurance, CMS and the Blue Cross Blue Shield Association for certain transactions related to the plan of conversion. On August 6 and 7, 2002, public hearings took place in New York City and Albany, respectively, with respect to the plan of conversion. HealthChoice further amended and refiled the plan of conversion on September 26, 2002 in response to various issues raised at the public hearings. On October 8, 2002, the Superintendent issued an Opinion and Decision approving the plan of conversion and concluding that the conversion is in compliance with the Conversion Legislation and does not violate any applicable laws or regulations. The approval and conclusions were subject to several conditions, including the approval by the Superintendent, the Commissioner and CMS of certain of the agreements that we entered into in connection with the conversion, all of which were satisfied. For a discussion of certain risks relating to the Conversion Legislation, see “Risk Factors—Risks Relating to this Offering—Pending Litigation challenging the Conversion Legislation.”

The plan of conversion, as required by the Conversion Legislation, provided for:

•	safeguards to ensure consumers’ continued or increased access to coverage and consumer outreach;

•	the method for the transfer of contract forms to ensure that current members were not adversely affected by the conversion and had uninterrupted coverage;

•	the conversion of HealthChoice from a not-for-profit corporation into a for-profit corporation; and

•	the procedures which we were required to take in completing our conversion, including the series of transactions that resulted in The New York Public Asset Fund, or the Fund, and The New York Charitable Asset Foundation, or the Foundation, initially owning all of our shares. The Fund and the Foundation were established by New York State under the Conversion Legislation to receive the fair market value of HealthChoice as part of HealthChoice’s conversion to a for-profit company.

As contemplated by the plan, following HealthChoice’s conversion into a for-profit corporation and prior to the effectiveness of our initial public offering, the converted HealthChoice transferred 95% and 5% of its capital stock to the Fund and the Foundation, respectively. The Fund and the Foundation then transferred their shares in the converted HealthChoice to WellChoice Holdings of New York, Inc., or Holdings, a then newly formed wholly owned, for-profit subsidiary and the parent company of our principal insurance operating subsidiaries, in exchange for a corresponding amount of our common stock. Consequently, immediately prior to the completion of the offering, WellChoice was 95% owned by the Fund and 5% owned by the Foundation. As part of these transactions, the converted HealthChoice merged with Empire HealthChoice Assurance, Inc., HealthChoice’s indirect, wholly owned subsidiary and existing for-profit insurer, with HealthChoice surviving as “Empire HealthChoice Assurance, Inc.” That entity then transferred its administrative and managerial functions to us. In connection with the transactions described in this paragraph, the Fund obtained an exemption from acquisition of control requirements from the Superintendent and the Commissioner in order to hold 10% or more of the outstanding shares of our common stock.

As a result of these transactions, WellChoice became an insurance holding company with Holdings owning our insurance operating subsidiaries. As required by the Conversion Legislation, immediately following the conversion, 95% of the fair market value of HealthChoice, by virtue of the proceeds from their respective sale of shares and the ownership of their remaining initial shares of WellChoice, was held by the Fund and 5% by the Foundation.

In connection with the conversion, HealthChoice transferred and assigned, and WellChoice received and assumed, certain assets and liabilities, including leases and contracts associated with the provision of administrative and management services to our insurance/HMO subsidiaries.

WellChoice was incorporated in Delaware in August 2002. Prior to the completion of the conversion and our initial public offering, WellChoice did not engage in any operations.

As part of the plan of conversion, we agreed to several restrictions on premium rate increases relating to three categories of our individual members. The first category is a small group of members who currently are covered under a comprehensive individual indemnity policy that is no longer sold by us. This group of members is eligible for Medicare by reason of disability and would not be eligible to purchase comparable coverage if their policies were terminated. Prior law applicable to us and the Conversion Legislation prohibit us from discontinuing these policies. There are fewer than 300 individuals covered under these policies and new enrollment is prohibited. We agreed in the plan of conversion that we will not discontinue these policies and that we will not increase rates on these policies by more than 10% (or such lesser amount as may be required if the current statute is amended to provide a lower maximum for “file and use” rates) in any 12-month period without the Superintendent’s prior approval, which may only be granted following a public hearing.

The second category relates to members covered by our individual Medicare supplemental policies and the third category relates to our individual direct pay voluntary indemnity policies. Currently, we offer three standard Medicare supplemental packages, A, B and H, and approximately 105,000 individuals are covered under these policies and approximately 17,000 members are covered under our individual direct pay voluntary indemnity policies. We agreed that, with respect to the premium rates applicable to our individual Medicare supplemental policies and our individual direct pay voluntary indemnity policies, we will comply with certain provisions of the New York Insurance Law in effect on December 31, 1999 relating to premium rate increases for persons covered under policies issued by Article 43 (not-for-profit) insurers for a period of five years and three years, respectively, following the effective date of the conversion. Specifically, for rate increases applicable to individual Medicare supplemental policies and individual direct pay voluntary indemnity policies during the five-year and three-year periods, respectively:

•	we may utilize the “file and use” rate methodology (filed rates will be deemed approved 30 days after submission) for rate increases of up to 10% annually, or such lower amount as may be required if the current statute is amended to provide a lower maximum for file and use rates (provided that the policies do not have a medical loss ratio less than a minimum of 80%); and

•	the Superintendent’s prior approval following a public hearing will be required for increases that exceed 10% annually.

In addition, we agreed that with respect to our Medicare supplemental policies, rate increases during the sixth, seventh and eighth years following November 7, 2002, the effective date of the conversion, may be implemented upon filing under the “file and use” methodology, provided we have a medical loss ratio of at least 80% (the ratio otherwise applicable to not-for-profit insurers), in contrast to the 75% minimum that is applicable to Medicare supplemental policies issued by for-profit health insurers. During this period, any application for Medicare Supplemental policy rate increases with a medical loss ratio below 80% will require the prior approval of the Superintendent following a public hearing. At the end of the eighth year following the effective date of the conversion, the premium rates for these policies will be subject to the rules applicable to all other for-profit health insurers.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
John F. McGillicuddy*	73	Chairman of the Board of Directors
Michael A. Stocker, M.D.	62	Chief Executive Officer, President and Director
Hermes L. Ames, III*	58	Director
John R. Gunn	61	Director
Peter Hutchings*	60	Director
Susan L. Malley, Ph.D*	55	Director
Edward J. Malloy*	69	Director
Robert R. McMillan*	72	Director
Stephen S. Scheidt, M.D.	64	Director
Frederick O. Terrell*	49	Director
Louis R. Tomson*	63	Director
Faye Wattleton*	60	Director
John E. Zuccotti*	66	Director
Deborah Loeb Bohren	49	Senior Vice President, Communications
Jason N. Gorevic	32	Sr. Vice President, Chief Marketing Officer and Acting Head of Sales
Robert W. Lawrence	52	Senior Vice President, Human Resources and Services
Gloria M. McCarthy	51	Executive Vice President and Chief Operating Officer
John W. Remshard	57	Senior Vice President, Chief Financial Officer
Linda V. Tiano	47	Senior Vice President, General Counsel

*	Indicates directors who are independent for purposes of The New York Stock Exchange requirements.

John F. McGillicuddy has been a director of WellChoice since August 2002 and of HealthChoice from August 1993 to November 2002. Mr. McGillicuddy was elected as Chairman of the Board of WellChoice in May 2004, upon the retirement of Philip Briggs. Mr. McGillicuddy also serves as a director of Kelso & Company. He served as Chairman of the Board and Chief Executive Officer of the Chemical Bank Corporation from January 1, 1992 until December 31, 1993. Previously, he was Chief Executive Officer of Manufacturers Hanover Trust Corp. from 1979 to 1991.

Michael A. Stocker, M.D. has served as Chief Executive Officer and director of WellChoice since August 2002 and as its President since January 3, 2003. Dr. Stocker has served as Chief Executive Officer and Director of HealthChoice since October 1994 and served as President of HealthChoice from October 1994 to March 2001. From February 1993 to October 1994, Dr. Stocker was the President of CIGNA Healthplans. Dr. Stocker has also served as Executive Vice President, General Manager for the Greater New York Market of U.S. Healthcare.

Hermes L. Ames, III has been a director of WellChoice since August 2002 and of HealthChoice from March 1999 to November 2002. Mr. Ames served as the President and CEO of Fleet National Bank’s Upstate NY region from 1995 until January 2004, where he was responsible for commercial banking activities in Upstate NY and Pittsburgh. From July 1972 until July 1995, Mr. Ames was employed by the Chase Manhattan Bank, where his last position was Regional Executive, Connecticut and Westchester. Mr. Ames serves on the Board of the Center for Economic Growth and Co-Chairman of the Capitalize Albany Executive Committee.

John R. Gunn has been a director of WellChoice since August 2002 and of HealthChoice from March 1993 to November 2002. Since 1987, Mr. Gunn has served as the Executive Vice President and Chief Operating Officer of Memorial Sloan-Kettering Cancer Center, a cancer research and treatment center. From 1985 to 1987, Mr. Gunn served as Senior Vice President, Finance at Memorial Sloan-Kettering. From 1982 to 1985, he served as Vice President, Finance at Memorial Sloan-Kettering. Mr. Gunn serves on the boards of the Devereaux Foundation and the Greater New York Hospital Association.

Peter Hutchings has been a director of WellChoice since June 2003. Mr. Hutchings retired from Guardian Life Insurance Company in December 2001, after serving as its Executive Vice President and Chief Financial Officer from 1987 to 2001 and as President and Chief Executive Officer of Park Avenue Life Insurance Company, a reinsurance subsidiary of Guardian, from 1995 to December 2001. From 1983 to 1987, Mr. Hutchings was a partner of Kwasha Lipton, an employee benefit consulting firm, where he headed the flexible benefit practice and the firm’s emerging issues group. From 1973 to 1983, Mr. Hutchings was employed by Blue Cross and Blue Shield of Greater New York, a predecessor corporation to Empire, where he served initially, from 1973 to 1976, as Vice President and Chief Actuary and subsequently as Senior Vice President and Chief Financial Officer.

Susan L. Malley, Ph.D. has been a director of WellChoice since June 2003. Dr. Malley has served since 1995 as President and Chief Investment Officer of Malley Associates Capital Management, an asset management firm, which Dr. Malley founded. From 1995 to January 2001, Dr. Malley was also an Associate Professor of Finance at the Hofstra University School of Business. From 1990 until 1995, Dr. Malley was Chief Investment Officer of Citicorp Investment Services, a retail brokerage subsidiary of Citibank, N.A.

Edward J. Malloy has been a director of WellChoice since August 2002 and of HealthChoice from May 1997 to November 2002 and previously served as director of HealthChoice from April 1984 to March 1996. Mr. Malloy has been the President of the Building and Construction Trades Council of Greater New York since 1992. Mr. Malloy has been a vice president of the New York State AFL-CIO since 1992.

Robert R. McMillan has been a director of WellChoice since August 2002 and of HealthChoice from December 1994 to November 2002. Mr. McMillan has been a partner of the law firm of Fischbein Badillo Wagner Harding and a predecessor firm since January 1991. He has served as the first non-physician member of the Board of Trustees of the American Medical Association since June 2002. As an employee of Avon Products, Inc., from April 1968 through April 1978 and October 1979 through January 1986, Mr. McMillan, among other responsibilities, was Corporate Vice President of the Asia Pacific Profit Center from January 1977 to April 1978.

Stephen S. Scheidt, M.D. has been a director of WellChoice since August 2002 and of HealthChoice from March 2001 to November 2002. Dr. Scheidt also served as a director of HealthChoice from March 1994 until October 1999. Dr. Scheidt is currently Director, Cardiology Training Program and Professor of Clinical Medicine at New York Weill-Cornell Medical Center, a position he has held since July 1982. He has held a variety of other positions at New York Weill-Cornell Medical Center since 1970, including Associate Dean for Student Affairs and Director of the Office of Continuing Medical Education. He also served as chairman of the New York County Health Services Review Organization (NYCHSRO) from 1981 to 1986 and has served as a director of the statewide peer review organization, the Empire State Foundation, and then the Island Peer Review Organization (IPRO) since 1986.

Frederick O. Terrell has been a director of WellChoice since August 2002 and of HealthChoice from April 2001 to November 2002. Mr. Terrell has been Managing Partner and Chief Executive Officer of Provender Capital Group, LLC, New York, New York since 1998 and has been General Partner of Provender Opportunities Fund L.P. since 1997. Provender Capital Group, LLC is a private investment firm based in New York. Provender Opportunities Fund L.P. is Provender Capital Group’s private equity investment fund vehicle. Mr. Terrell serves as Chairman of Carver Bancorp, Inc. and is a member of the board of directors of New York Life Insurance Company.

Louis R. Tomson has been a director of WellChoice since March 25, 2003. Since March 2003, Mr. Tomson has been the principal officer of Rad Consulting, Inc. (and its predecessor), a business consulting firm. From January 2002 until February 2003, Mr. Tomson served as President and Executive Director of the Lower Manhattan Development Corporation, a New York State and New York City organization created in the aftermath of the 2001 terrorist attacks in New York City. From January 1999 to January 2002, Mr. Tomson was Senior Vice President of Corporate Development of Plug Power, Inc., a developer of fuel cell technology. From April 1999 to September 2001, Mr. Tomson also served as the Chairman and Chief Executive Officer of the New

York State Thruway Authority. From January 1995 to January 1999, Mr. Tomson was Deputy Secretary and subsequently First Deputy Secretary to New York State Governor George E. Pataki. In these roles, Mr. Tomson was responsible for policy development for the State’s 60-plus public authorities, including the New York Power Authority, the Metropolitan Transit Authority and others. Mr. Tomson was a partner in the law firm of Plunkett & Jaffe in New York City from 1992 to 1994.

Faye Wattleton has been a director of WellChoice since August 2002 and of HealthChoice from August 1993 to November 2002. Ms. Wattleton has served as the president of the Center for the Advancement of Women since 1995. The Center for the Advancement of Women is a not-for-profit research, policy development and education institution and was created in 1995 under the name the Center for Gender Equality to advance women’s equality and full participation in society. Ms. Wattleton serves on the boards of directors of Savient Pharmaceuticals, formerly known as Bio-Technology Corp., Quidel Corporation and Columbia University.

John E. Zuccotti has been a director of WellChoice since August 2002 and of HealthChoice from October 1999 to November 2002. Mr. Zuccotti has been Chairman of Brookfield Financial Properties, a real estate development company, since 1997. Since 1998, Mr. Zuccotti has also been Senior Counsel in the real estate department of Weil, Gotshal & Manges LLP. Mr. Zuccotti serves on the boards of seven of the Dreyfus funds of the Dreyfus Investment Corporation.

Deborah Loeb Bohren has served as Senior Vice President, Communications of WellChoice since January 2003. Ms. Bohren was Vice President, Public Affairs of WellChoice from October 2002 to December 2002 and of HealthChoice from October 1998 to October 2002. Prior thereto, Ms. Bohren served as Assistant Vice President, Media Relations for HealthChoice from February 1997 to October 1998 and as HealthChoice’s Director of Media Relations from February 1996 to February 1997.

Jason N. Gorevic has served as the Senior Vice President, Chief Marketing Officer of WellChoice since February 2003 and Acting Head of Sales since July 2003. Prior thereto, Mr. Gorevic served as Acting Chief Marketing Officer of WellChoice from November 2002 to February 2003, and was Vice President, Local Group Commercial Markets of WellChoice from September 2002 to November 2002 and of HealthChoice from February 2002 to November 2002. From July 2000 until December 2001, Mr. Gorevic was Chief Executive Officer of LuxuryGems, Inc. d/b/a Gemfinity, an electronic marketplace and purchasing aggregator. From July 1999 to July 2000, Mr. Gorevic was General Manager of Business Messaging at Mail.com, Inc., a provider of Internet messaging services, and from April 1998 until June 1999, he served as Mail.com’s Vice President of Operations. Between 1993 and 1998, Mr. Gorevic worked at Oxford Health Plans, Inc., where he held a variety of positions in marketing, medical management and operations.

Robert W. Lawrence has served as Senior Vice President, Human Resources and Services of WellChoice since September 2002 and of HealthChoice since June 2002. Mr. Lawrence joined HealthChoice in November 1999 as Vice President, Compensation, Benefits and HRIC. Prior to joining HealthChoice, he served as Vice President, Human Resources of Philipp Brothers Chemicals, Inc., a recycling company for agricultural and industrial chemicals, from August to November 1999, and as Director, Human Resources for the Genlyte Thomas Group, LLC, a manufacturer of lighting fixtures and control devices, from July 1993 to May 1999. Prior thereto, Mr. Lawrence served in various human resources positions for US WEST Financial Services, Inc. and the American National Can Company.

Gloria M. McCarthy has served as Executive Vice President and Chief Operating Officer of WellChoice since April 2003. Prior thereto, she served as the Senior Vice President, Operations, Managed Care and Medicare Services of WellChoice and of HealthChoice, positions she held from September 2002 and March 1997, respectively. She has held a variety of other positions at HealthChoice since 1974.

John W. Remshard has been the Senior Vice President, Chief Financial Officer of WellChoice since August 2002 and of HealthChoice since March 1996. From July 1995 until March 1996, Mr. Remshard was the Senior Vice President of Auditing of HealthChoice. Prior to joining HealthChoice, from 1978 until 1995, Mr. Remshard was a Vice President in the Finance Division of CIGNA Corporation.

Linda V. Tiano has been the Senior Vice President, General Counsel of WellChoice since August 2002 and of HealthChoice since September 1995. Prior thereto, from 1992 until 1995, Ms. Tiano served as Vice President for Legal and Government Affairs and General Counsel for MVP Health Plan, an HMO located in upstate New York. From 1990 until 1992, Ms. Tiano was a stockholder of Epstein Becker and Green, P.C., and for nine years prior thereto, an associate of that firm, where she specialized in providing legal advice and assistance to a wide variety of healthcare entities, primarily in the managed care industry.

Board of Directors Composition

Our board of directors currently has thirteen members. Our certificate of incorporation provides for a board divided into three classes of directors. Members of the board of directors are elected at the annual meeting of stockholders to serve for a term of three years or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors will be by plurality vote.

Only the board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. Directors will only be removable for cause upon approval by an affirmative vote of the holders of at least 75% of the shares entitled to vote at an election of directors. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings would be necessary for stockholders to effect a change in a majority of the board of directors. These procedures could also have the effect of discouraging opposition to candidates nominated by management and could provide management with a greater opportunity to oppose stockholder nominees or proposals should they choose to do so. For a discussion of other charter and bylaw provisions that could have the effect of delaying a change in control, see “Description of Capital Stock—Limitations on Ownership of Common Stock in our Certificate of Incorporation.” In addition, pursuant to the New York insurance laws, members of our board of directors are subject to the review of the Superintendent, who is authorized to remove any director if he or she is deemed untrustworthy.

In addition, upon reaching the age of 72, unless otherwise determined by the board of directors, an incumbent director will no longer be eligible for renomination by our board of directors to serve for an additional term, provided that any such director may continue to serve for the remainder of his or her current term. Furthermore, unless otherwise determined by the board of directors, any person who, if elected to the board of directors, would be 72 years or older at the time of such election, will not be eligible for nomination by our board of directors or stockholders.

A majority of the entire board of directors of WellChoice will constitute a quorum for purposes of transacting business. There are no family relationships among any of our directors and executive officers.

Our Class 3 directors, Messrs. McGillicuddy, Terrell, Gunn, Ames and Tomson, have terms expiring on the date of the 2005 annual meeting of our stockholders. Our Class 1 directors, Dr. Stocker, Mr. McMillan, Mr. Zuccotti, Mr. Hutchings and Dr. Malley, have terms expiring on the date of the 2006 annual meeting of our stockholders. Our Class 2 directors, Ms. Wattleton, Dr. Scheidt and Mr. Malloy, have terms expiring on the date of the 2007 annual meeting of our stockholders.

We have agreed in the plan of conversion and with the Fund in the voting trust and divestiture agreement that at least 71% of our board members will be independent until November 14, 2008 pursuant to the requirements of The New York Stock Exchange.

In addition, under the voting trust and divestiture agreement between us and the Fund, we have agreed that for so long as the Fund owns 5% or more of our outstanding capital stock, but in no event for a period of time greater than five years from the date of the offering, the Fund will have the right to present a slate of three candidates for our board of directors, each of whom must meet certain independence criteria and other qualifications, and our board must select one of these candidates to serve as a Class 3 director, provided the board of directors may reject all these candidates, subject to the Fund’s right to produce a new slate. Louis R. Tomson, a Class 3 director, currently serves as the Fund’s designee on the board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Fund and the Foundation

As contemplated by our plan of conversion, on November 7, 2002, following HealthChoice’s conversion into a for-profit corporation, HealthChoice transferred 95% and 5% of its capital stock to the Fund and the Foundation, respectively. The Fund and the Foundation then transferred their shares in HealthChoice to WellChoice Holdings of New York, Inc., or Holdings, a then newly formed wholly owned, for-profit subsidiary and the parent company of our principal insurance operating subsidiaries, in exchange for a corresponding amount of our common stock. Consequently, immediately prior to the completion of our initial public offering, WellChoice was 95% owned by the Fund and 5% owned by the Foundation.

Shortly thereafter, we completed an initial public offering of 19,199,000 shares of common stock (including 2,504,217 shares sold pursuant to the underwriters’ over-allotment option). Two selling stockholders, the Fund and the Foundation, sold 17,108,097 and 900,426 shares, respectively in the initial public offering (including an aggregate of 1,313,740 shares sold upon exercise of the underwriters’ over-allotment option). We received no proceeds from the sale of those shares by the selling stockholders. We received proceeds only from our issuance and sale of 1,190,477 shares of common stock as part of the shares sold in the underwriters’ over-allotment option.

We paid approximately $2,375,000 relating to legal and investment banking expenses incurred by the Fund in connection with our initial public offering and conversion and approximately $154,000 relating to legal fees incurred by the Foundation.

In connection with the conversion and initial public offering, we entered into the registration rights agreement and voting trust and divestiture agreement described below.

Registration Rights Agreement.    We entered into a registration rights agreement with the Fund and the Foundation under which, commencing May 6, 2003 and ending on the day on which there will no longer exist registrable common stock, the Fund will have the right, subject to the conditions listed below, to require us to effect registered offerings of the shares of our common stock owned by the Fund during this period. The Foundation will have the right to participate in this registration, but will not have the right to make a demand upon us to register their shares. However, we are not required to file a registration statement in response to a demand by the Fund if:

•	we have previously effected a demand registration in the preceding 120 days;

•	with respect to a demand made on or before May 7, 2006, we previously effected two demand registrations at any time during the calendar year in which the demand was received;

•	with respect to a demand made after May 7, 2006, we previously effected a demand registration at any time during the calendar year in which the demand was received;

•	we held an offering of common stock in the preceding 90 days (other than a registration related to dividend reinvestment plans and similar plans);

•	the demand was made during a blackout period (defined in the agreement generally to mean a period, not to exceed 120 days, during which we are engaged in certain major corporate transactions, such as an acquisition, financing or registered offering); or

•	the demand was not for a certain specified minimum dollar amount of shares of common stock.

The Fund and the Foundation may also participate in any other registration of our common stock that we undertake during the effective period (other than a registration on Form S-4, Form S-8 or Form S-3 (with respect to dividend reinvestment plans and similar plans)). In this regard, with respect to these other registrations that we undertake on or before November 7, 2004, the Fund and the Foundation will have the right to sell, in the aggregate, up to a maximum of 50% of the shares of common stock sold to the public pursuant to the registration.

During the 90-day period commencing on the effective date of a registration statement filed in response to demand by the Fund, we will be prohibited from effecting public sales of our common stock (or securities convertible into or exchangeable for our common stock), subject to certain exceptions. We will indemnify the Fund and the Foundation against certain liabilities, including liabilities under the federal securities laws, in connection with any registrations effected pursuant to the registration rights agreement and will pay certain costs and expenses relating thereto.

Voting Trust and Divestiture Agreement.    As part of the conversion, we became a party to license agreements with the Blue Cross Blue Shield Association to use the Blue Cross and Blue Shield names and service marks. The Blue Cross Blue Shield Association requires us to impose limitations on the ownership of our stock in order to maintain our independence from the control of any single stockholder or group of stockholders. See “Description of Capital Stock—Limitations on Ownership of Common Stock in our Certificate of Incorporation.”

The Fund’s ownership of shares of common stock immediately after our initial public offering exceeded the ownership limitations imposed by the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association agreed to waive the ownership limitations for the Fund, provided the Fund agreed to the terms of the voting trust and divestiture agreement described below.

Under the voting trust and divestiture agreement:

•	56,902,382 of the Fund’s shares of our common stock, or approximately 68.0% of the outstanding shares of our common stock, are held in a voting trust. These shares will remain subject to the voting trust until the Fund sells them or the voting trust terminates. The remaining shares of our common stock owned by the Fund are not subject to the voting trust. The Fund may also withdraw shares from the trust to maintain a level of ownership of shares outside the trust not to exceed 5% of our outstanding shares of common stock less one share.

•

The trustee of the voting trust (whose fees are paid by us) has agreed to vote the shares of common stock owned by the Fund which are held in the voting trust for nominees for director as approved by a majority of the independent members of our board and the trustee has agreed to vote against any nominee for director for whom no competing candidate has been nominated or selected by a majority of the independent members of our board. Regarding employee compensation plans for which stockholder approval is sought or a precatory stockholder proposal (that is, an advisory proposal made by a stockholder pursuant to Rule 14a-8 under the Securities Exchange Act that merely recommends or requests that we or our board of directors take certain actions), the trustee has agreed to vote all the shares of common stock owned by the Fund which are held in the voting trust in the same proportions as the shares voted by all holders of our common stock, other than the voting trust, the Fund and directors, officers, trustees of any of our employee benefit plans and any such plans of affiliates of our company. Unless initiated by or with the consent of a majority of the independent members of our board, the trustee has agreed to vote against removal of any of our directors. On change of control proposals submitted to stockholders by our board of directors, the trustee has agreed to vote all the shares of common stock owned by the Fund that are held in the voting trust in accordance with the direction of the Fund, in its sole discretion. As defined in the voting trust and divestiture agreement, a change of control proposal means any transaction that, if consummated in accordance with its terms, would result in the holders of our voting stock immediately prior to such transaction owning less than 50.1% of our outstanding voting securities (or if not us, the surviving company in the transaction). On all other matters the trustee has agreed to vote as recommended by a majority of the independent members of our board of directors. Except as described below, the Fund will not, and will not encourage our board of directors, or any other person or entity to, nominate any persons to or appoint any individual to fill any vacancy on our board of directors other than a person nominated by a majority of the independent members of our board of directors.

•	The Fund must sell the shares deposited in the voting trust so that it:

—	owns less than 50% of our outstanding shares of capital stock by November 14, 2005, subject to extension;

—	owns less than 20% of our outstanding shares of capital stock by November 14, 2007, subject to extension; and

—	owns less than 5% of our outstanding shares of capital stock by November 14, 2012, subject to extension.

•	The Blue Cross Blue Shield Association has the sole and absolute authority and discretion to determine whether to grant an extension, except that the divestiture deadlines automatically extend for the length of blackout periods under the registration rights agreement, if any, occurring within 180 days prior to the end of the applicable deadline.

•	The Fund may dispose of these shares only in a manner that would not violate the ownership limits and requirements contained in our certificate of incorporation and any other agreements we have with the Fund. While the Fund owns shares in excess of the ownership limit, the Fund will not tender or sell any shares of common stock to any person if, to the knowledge of the Fund’s board members, such person, prior to the sale, owned an amount of our common stock in excess of the applicable ownership limit or if such a sale would cause such person to beneficially own an amount of shares of our common stock in excess of the applicable ownership limit. The Fund also may not acquire beneficial ownership of any more of our shares, unless it receives the shares in a stock split, restructuring or other similar transaction.

•	While the Fund owns shares in excess of the ownership limit, it may not sell, tender or offer to sell or tender to any person, any shares of our common stock in response to any tender offer, merger or any proposal or offer to acquire any of our shares of common stock or our assets that is opposed by a majority of our independent directors.

•	The Fund may not solicit proxies from our stockholders or become a participant in any solicitation of proxies from our stockholders or initiate or solicit any stockholder proposals to us.

•	If the Fund fails to own less than 50% of our outstanding shares of capital stock by November 14, 2005, 20% of our outstanding shares of capital stock by November 14, 2007, or 5% of our outstanding shares of capital stock by November 14, 2012, subject to any extensions, then all the shares the Fund holds in excess of the applicable ownership limit will be placed with a third party sales agent who will arrange for the sale of such excess shares in as prompt a manner as will be commercially reasonable. Until sold, the trustee will vote these excess shares in accordance with the recommendation of an independent majority of our board of directors on all matters.

•	If we declare and pay cash dividends on shares of our common stock, the Fund will receive all cash dividends paid on shares held in the voting trust. Any stock dividends paid on our shares of common stock held in the voting trust will be subject to the provisions of the voting trust as if originally deposited in the voting trust.

•	The Fund may not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to or have any discussions, meetings or other communications with, any person with respect to change of control transactions; provided, however, that the Fund may have discussions, meetings or other communications with any person who has made a change of control proposal that is approved by our board of directors.

•

The Fund may not publicly allege or initiate or join any litigation that alleges that the ownership limitations and other restrictions on the Fund set forth in our certificate of incorporation, bylaws or the voting trust agreement are not enforceable in accordance with their terms, that our board of directors should not enforce such limitations or restrictions, or that our board of directors should approve, adopt, disapprove or abandon any proposal for a sale of our company.

•	For so long as the Fund owns 5% or more of our outstanding capital stock, but in no event beyond November 7, 2007, the Fund will have the right to present a slate of three candidates for our board of directors, each of whom must meet certain independence criteria and other qualifications, and our board must select one of these candidates for election as a Class III director, provided our board may reject all candidates, subject to the Fund’s right to produce a new slate. This director’s term will expire in 2005, provided that if this provision is still in effect upon the expiration of this director’s term, the Fund will have the right to propose a new member. If the director resigns prior to the end of his or her term, the Fund will be entitled to propose a new member in accordance with these procedures.

•	For so long as the Fund owns 20% or more of our outstanding capital stock, the Fund will have certain rights to receive information about us from their designee to our board of directors. The Fund’s right to receive any information will be subject to their entering into arrangements with us concerning confidentiality, compliance with federal securities laws and other related matters.

•	For so long as the Fund owns 20% or more of our outstanding capital stock, it will have certain rights to consult with its designee to our board of directors about change of control proposals to be solicited or received by us.

•	The voting trust terminates when the Fund owns less than 5% of our issued and outstanding shares of capital stock (or, if earlier, upon the permanent termination of our BCBSA licenses).

We agreed in the plan of conversion and with the Fund in the voting trust and divestiture agreement that at least 71% of our board members will be independent until November 14, 2008 pursuant to the requirements of The New York Stock Exchange.

Confidentiality Agreement.    We have also entered into a confidentiality agreement with the Fund that governs the disclosure of information about us that the Fund’s board members receive pursuant to the voting trust and divestiture agreement.

Other Relationships

Mr. John R. Gunn, a member of our board of directors, is Executive Vice President and Chief Operating Officer of Memorial Sloan-Kettering Cancer Center, which is a provider in our network. For the years ended December 31, 2003, 2002 and 2001, we made payments to Memorial Sloan-Kettering in the amount of $130.6 million, $102.0 million and $82.5 million, respectively, for reimbursement of claims.

We own an indirect 24.975% interest in NASCO, the company that processes a portion of our national accounts claims. Thomas Snyder, one of our officers, serves on the board of NASCO. For the years ended December 31, 2003, 2002 and 2001, we made payments to NASCO in the amounts of $17.8 million, $14.7 million and $13.3 million, respectively, for these services.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information as of June 1, 2004, with respect to the beneficial ownership of our common stock by (i) the Fund and the Foundation, (ii) each director, (ii) each executive officer named in the Summary Compensation Table under “Executive Compensation” in the Definitive Proxy Statement incorporated herein by reference, and (iv) all executive officers and directors as a group, immediately prior to this offering and as adjusted to reflect the sale of the shares of common stock pursuant to this offering. To our knowledge, subject to the provisions of the voting trust and divestiture agreement, the Fund and the Foundation have sole voting and investment power with respect to their shares of common stock listed and other than the Fund, no stockholder owns more than 5% of our outstanding common stock as of June 1, 2004. See “Certain Relationships and Related Transactions—Voting Trust and Divestiture Agreement.”

A person is deemed to be the beneficial owner of common stock that can be acquired within 60 days from June 1, 2004 upon the exercise of options, and that person’s options are assumed to have been exercised (and the underlying shares of common stock outstanding) in determining such person’s percentage ownership.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Sold In the Offering	Shares of Common Stock Beneficially Owned After the Offering
	Number		Percentage		Number		Percentage
The New York Public Asset Fund(1) c/o LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019 Attn: Alexander M. Dye, Esq.	61,076,903		73.0%	9,486,338	51,590,565		61.7%

The New York Charitable Asset Foundation c/o Proskauer Rose LLP 1585 Broadway, Room 2214 New York, New York 10036-8299 Attn: Robert M. Kaufman, Esq.	3,214,574		3.8%	499,281	2,715,293		3.2%

Hermes L. Ames, III	200		*	—	200		*
Jason N. Gorevic	5,372		*	—	5,372		*
John R. Gunn	—		—	—	—		—
Peter Hutchings	—		—	—	—		—
Susan L. Malley, Ph.D.	—		—	—	—		—
Edward J. Malloy	—		—	—	—		—
Gloria M. McCarthy	21,485		*	—	21,485		*
John F. McGullicuddy	1,000		—	—	1,000		—
Robert R. McMillan	400		*	—	400		*
John W. Remshard	16,114		*	—	16,114		*
Stephen S. Scheidt, M.D.	250		*	—	250		*
Michael A. Stocker, M.D.	54,712		*	—	54,712		*
Frederick O. Terrell	—		—	—	—		—
Linda V. Tiano	16,114		*	—	16,114		*
Louis R. Tomson	—		—	—	—		—
Faye Wattleton	—		—	—	—		—
John E. Zuccotti	—		—	—	—		—
All executive officers and directors as a group (19 persons)	125,279	(2)	—	—	125,279	(2)	—

(*)	Less than 1%.

(1)	As of June 1, 2004, the Fund is the record owner of 4,174,521 of such shares of common stock, and The Bank of New York, as Trustee, under the Voting Trust and Divestiture Agreement dated November 7, 2002 by and among WellChoice, the Fund and the Trustee, is the record owner of 56,902,382 of such shares of common stock, which it holds for the benefit of the Fund. The Fund also owns one share of our Class B common stock. The address of the Trustee is The Bank of New York, Corporate Trust Division, 101 Barclay Street, New York, NY 10286. The Voting Trust and Divestiture Agreement terminates when the Fund owns less than 5% of our issued and outstanding shares of capital stock (or, if earlier, upon the permanent termination of our Blue Cross and Blue Shield Association licenses).
(2)	Includes 9,632 shares of common stock beneficially owned directly or indirectly by two executive officers not named in the Summary Compensation Table.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 225,000,000 shares of common stock, $0.01 par value per share, one share of Class B common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. We refer you to our certificate of incorporation and bylaws, both of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

The provisions of Delaware law, the New York insurance laws and our certificate of incorporation and bylaws and state law provisions discussed below could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to effect other change in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Description of Common Stock and Class B Common Stock

The Fund is the sole stockholder of our Class B common stock. The Class B common stock is non-transferable and will automatically convert into an equal number of shares of capital stock when the Fund is no longer the record or beneficial holder of 5% or more of the issued and outstanding shares of our common stock. Holders of the common stock and Class B common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights and preferences of holders of our common stock and Class B common stock will be junior to the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Voting Rights.    Each share of common stock and Class B common stock is entitled to one vote on every matter properly submitted to the stockholders for their vote. The common stock and Class B common stock vote together as a single class on all such matters. However, under our certificate of incorporation and the voting trust and divestiture agreement, the affirmative vote of the Fund, voting separately as the holder of the Class B common stock, subject to certain exceptions, will be required for the following actions that would adversely affect the financial interests, voting rights or transferability of the Fund’s shares of common stock:

•	a recapitalization or restructuring of our capital stock;

•	the creation of a new class of capital stock or the creation of a series of preferred stock; and

•	the issuance of additional shares of our capital stock.

This provision will result in the Fund retaining substantial control over certain of our corporate actions, despite any substantial accumulations of common stock by third parties.

The foregoing will not apply to the following:

•	any creation, authorization or issuances (including recapitalizations, restructurings or similar transactions) of capital stock in connection with acquisitions or mergers to which we or any affiliates are party, that are approved by a majority of the independent directors of our board;

•	any recapitalization or restructuring of our capital stock or amendment to our certificate of incorporation in connection with a merger to which we are party and which constitutes a change in control submitted by our board of directors to shareholders for a vote thereon;

•	issuances in connection with stock option plans or any other equity based compensation arrangements that are approved by a majority of the independent directors of our board;

•	issuances of debt that are not convertible into common stock;

•	issuances of our preferred stock or capital stock in connection with a shareholder rights plan;

•	issuances of our capital stock, or any debt convertible into our capital stock, in an underwritten public offering or a private offering pursuant to Rule 144A of the Securities Act at a sale price above the then prevailing market price of our capital stock, provided that any such issuance of capital stock will require approval of the Fund, as the holder of the Class B common stock, if such capital stock has a right to a class vote or is senior in right of payment to the capital stock held by the Fund; and

•	from and after the fifth anniversary of the offering, any creation, authorization or issuance of preferred stock for sale in public or private transactions.

See “Risk Factors—Risks Relating to Our Relationship with the Fund.”

Dividends.    Subject to the preferential rights, if any, of any outstanding shares of preferred stock, the holders of common stock and/or Class B common stock will be entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock or Class B common stock out of funds legally available for that purpose.

Liquidation.    Upon our liquidation, dissolution or winding up, holders of common stock and Class B common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities, subject to the preferential rights, if any, of any outstanding shares of preferred stock.

Special Meetings of Stockholders.    Special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or a majority of the board of directors.

No Stockholder Action by Written Consent.    Our certificate of incorporation does not permit our stockholders, other than the Fund, as the holder of the Class B common stock, to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Advance Notice Requirements for Stockholder Proposals Other than Nomination of Directors.    Our bylaws provide that stockholders must deliver a written notice to our corporate secretary regarding proposals to be voted on by the other stockholders at an annual meeting or at a special meeting to elect directors not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided that if the date of the annual meeting is more than 30 days before or more than 60 days after this anniversary date, the proposing stockholder must deliver the notice not later than the 10th day following the day on which we announce the date of the annual meeting.

Advance Notice Requirements for Director Nominations.    In order for an individual who is not nominated for election as a director by a majority of our independent directors to be a qualified candidate:

•	the individual must be nominated for an election to be held at an annual meeting of stockholders or a special meeting of stockholders held for the purpose of electing directors;

•	the individual must be nominated by a stockholder of record on the record date for the meeting;

•	the nominating stockholder must deliver written notice to our corporate secretary not later than the 90th day nor earlier than the 120th day prior to the anniversary of the preceding year’s annual meeting. If we amend our charter to increase the number of directors and we do not make a public announcement which names all of the candidates for director or which specifies the size of the increased board of directors at least 100 days prior to the anniversary of the preceding year’s annual meeting, the nominating stockholder must nominate the candidates for the expanded positions not later than the 10th day following the day on which we make the public announcement of the meeting; and

•	if the election will be held at a special stockholder’s meeting to elect directors, the nominating stockholder must nominate its candidates by delivering a notice to our corporate secretary not later than the close of business on the 10th day following the day on which we first make the public announcement of the meeting.

The public announcement of an adjournment of an annual meeting will not start a new time period for the giving of a nominating stockholder’s notice.

Amendments; Supermajority Vote Requirements.    Our bylaws provide that our board of directors may amend our bylaws by the approval of a majority of directors present at a meeting at which a quorum is present. However, amendment of certain provisions of our bylaws, including the prohibition on cumulative voting and the section dealing with special stockholders’ meetings, requires the approval of a majority of our independent directors. Stockholders may not amend or replace our bylaws unless such amendment or replacement is approved by holders of at least 75% of our issued and outstanding shares of common stock.

Power to Alter the Number of Directors and the Size of Classes.    Our board of directors, subject to limitations described in our certificate of incorporation, will have the power by a resolution adopted by an independent majority of our board to change the total number of directorship positions on our board and to change the number of directorship positions in any of our three classes of directors provided by our certificate of incorporation.

Cumulative Voting.    Our bylaws prohibit cumulative voting for the election of directors.

Board of Directors

Classification.    Our board of directors is divided into three classes serving staggered three year terms. See “Management—Board of Directors Composition.”

Affiliation.    Our certificate of incorporation provides that at least 80% of the members of our entire board of directors must qualify as “non-affiliated” directors as defined in our certificate of incorporation.

Limitations on Ownership of Common Stock in our Certificate of Incorporation

Our license agreements with the Blue Cross Blue Shield Association require, as a condition to our retention of the licenses, that our certificate of incorporation contain certain provisions, including limitations on the ownership of our common stock. Our certificate of incorporation provides that, except for shares issued to the Fund in the conversion, no person may beneficially own shares of our voting capital stock in excess of the specified Blue Cross Blue Shield Association ownership limit. The Blue Cross Blue Shield Association ownership limit, which may not be exceeded without the prior approval of the Blue Cross Blue Shield Association, is the following:

•	for any “Institutional Investor,” one share less than 10% of our outstanding voting securities;

•	for any “Noninstitutional Investor,” one share less than 5% of our outstanding voting securities; and

•	for any person, one share less than the number of shares of our common stock or other equity securities (or a combination thereof) representing a 20% or more ownership interest in our company.

“Institutional Investor” means any person if (but only if) such person is:

•	a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, or Exchange Act;

•	a bank as defined in Section 3(a)(6) of the Exchange Act;

•	an insurance company as defined in Section 3(a)(19) of the Exchange Act;

•	an investment company registered under Section 8 of the Investment Company Act of 1940;

•	an investment adviser registered under Section 203 of the Investment Advisers Act of 1940;

•	an employee benefit plan, or pension fund which is subject to the provisions of ERISA or an endowment fund;

•	a parent holding company, provided the aggregate amount held directly by the parent, and directly and indirectly by its subsidiaries which are not persons specified in the six bullet points listed above, does not exceed one percent of the securities of the subject class such as common stock; or

•	a group, provided that all the members are persons specified in the seven bullet points listed above.

In addition, every filing made by such person with the Securities and Exchange Commission under Regulations 13D-G (or any successor regulations) under the Exchange Act with respect to that person’s beneficial ownership of capital stock must contain the certification required by Item 10 of Schedule 13G, which states, in effect, that our common stock acquired by that person was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of our company and was not acquired in connection with or as a participant in any transaction having such purpose or effect.

“Noninstitutional Investor” means any person that is not an Institutional Investor.

Any transfer of stock that would result in any person beneficially owning shares of capital stock in excess of the ownership limit will result in the intended transferee acquiring no rights in such shares (with certain exceptions) and the person’s shares will be deemed transferred to an escrow agent to be held until the shares are transferred to a person whose ownership of the shares will not violate the ownership limit. These provisions prevent a third party from obtaining control of our company without obtaining the prior approval of our continuing directors and the 75% supermajority vote of our stockholders required to amend these provisions of our certificate of incorporation and may have the effect of discouraging or even preventing a merger or business combination, a tender offer or similar extraordinary transaction involving us.

The Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by a majority of the board of directors and authorized at a meeting of stockholders, and not by written stockholder consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include any person:

•	that is the owner of 15% or more of the outstanding voting stock of the corporation;

•	that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; or

•	that is an affiliate or associate of the previously-mentioned person.

New York and New Jersey Insurance Laws

The holding company laws and regulations of New York and New Jersey and certain regulations issued by the Department of Health restrict the ability of any person to acquire control of an insurance company or HMO without prior regulatory approval. Applicable New York statutes and regulations require the prior approval of the New York State Commissioner of Health for any acquisition of control of Empire HealthChoice HMO, Empire or WellChoice, and the prior approval of the Superintendent for any acquisition of control of Empire or WellChoice. Similarly, New Jersey law requires the prior approval of the Commissioner of Banking and Insurance for any acquisition of control of WellChoice, Empire or WellChoice Insurance of New Jersey. Under these statutes and regulations, without the required approvals (or an exemption), no person can acquire any voting security of a domestic insurance company or HMO, or an insurance holding company that controls a domestic insurance company or HMO, or merge with such a holding company, if as a result of the transaction, the acquiror would “control” the domestic insurance company or HMO. “Control” is generally defined under the New York and New Jersey insurance laws and regulations as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Under our certificate of incorporation, a director will not be deemed to breach any fiduciary duty or other obligation owed to our stockholders or any other person by reason of:

•	failing to vote for (or voting against) any proposal or course of action that, in the director’s judgment, would breach any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or its successors, or could lead to termination of any license granted to us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association; or

•	voting in favor of any proposal or course of action that, in the director’s judgment, is necessary to prevent a breach of any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or that could prevent termination of any license granted to us or any subsidiary or affiliate by Blue Cross Blue Shield Association.

Indemnification of Directors and Officers

The Delaware General Corporation Law provides for the power to indemnify any directors, officers, employees and agents and to purchase and maintain insurance with respect to liability arising out of their capacity or status as directors, officers, employees and agents. The indemnification provisions are not exclusive of any other rights to which directors and officers may be entitled under a corporation’s certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise.

Our bylaws provide that every person who:

•	is or was a director, officer, employee or agent of our company or of any constituent corporation absorbed by us in a consolidation or merger, or the legal representative of any such director, officer, employee, or agent; or

•	is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at our request, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

must be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving the person in this capacity. Our bylaws also provide that, during the pendency of any such proceeding, we will advance to the fullest extent permitted by law expenses incurred from time to time by an indemnified person in connection with the proceeding, subject to our receipt of an undertaking as required by law.

Advancement of Expenses; Reimbursement of Expenses.    To the extent permitted by the Delaware General Corporation Law and our certificate of incorporation, our bylaws provide that certain expenses incurred in defending various types of claims may be advanced by us. In addition, attorney’s fees incurred by any of our directors or officers in enforcing any such person’s indemnification rights will be reimbursed by us to such directors and officers if it is ultimately determined that such people were entitled to indemnification by us.

Indemnification of Officers and Directors.    Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability asserted against or incurred by these individuals in their capacity, or arising out of their status, regardless of whether other provisions of our bylaws would permit indemnification. However, we do not have to indemnify for any amounts which have been paid directly to such person by insurance maintained by us, and any indemnification provided pursuant to the indemnification section of our bylaws cannot be used as a source of contribution to, or as a substitute for, any indemnification obligation available from another entity. Indemnification will not be given if the amounts are covered by another indemnification obligation or by insurance coverage.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “WC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

CERTAIN U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders (as defined below).

A “Non-U.S. Holder” is a beneficial owner of our common stock who acquires such stock in this offering and who holds such stock as a capital asset for U.S. federal income tax purposes (in general, as an asset held for investment) and who is generally an individual, a corporation, an estate or a trust other than:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

This discussion is a summary for general information purposes only. Accordingly, this discussion considers neither the specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position nor any U.S. state and local or non-U.S. tax consequences to Non-U.S. Holders. Moreover, this discussion does not address special situations, such as the following:

•	tax consequences to Non-U.S. Holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long- term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons who received common stock as compensation;

•	tax consequences to persons holding common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction; and

•	tax consequences to partnerships or similar pass-through entities or to persons who hold common stock through a partnership or similar pass-through entity.

If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

THE FOLLOWING DISCUSSION IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

U.S. Trade or Business Income

For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) where provided for in a treaty in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates as if the Non-U.S. Holder were a U.S. resident. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

Distributions made on our common stock generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution made on our common stock exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the holder’s adjusted tax basis in such common stock and thereafter as capital gain, which will be long-term or short-term capital gain depending upon whether the holder has held such common stock for more that one year.

Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder, prior to payment of dividends, files a properly executed IRS Form W-8ECI with the withholding agent.

The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of our common stock will be required to provide, prior to payment of dividends, a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

Except as discussed below under “Information Reporting Requirements and Backup Withholding Tax,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the Non-U.S. Holder’s holding period for the common stock.

The tax relating to common stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Because U.S. federal tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, an individual may be a “Non-U.S. Holder” for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion contained in the previous sentence, and vice versa.

Information Reporting Requirements and Backup Withholding Tax

Dividends.    We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid, the name and address of the recipient and the amount of any tax withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding (currently at a rate of 28%) if the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN, certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Disposition of Common Stock.    The payment of the gross proceeds from the disposition of common stock by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding (currently at a rate of 28%) unless the owner, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or a reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the disposition of common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related person”). In the case of the payment of the gross proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker, prior to payment, has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder timely provides the required information to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                          , 2004, the Fund and the Foundation have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co., J.P. Morgan Securities Inc., Blaylock & Partners, L.P. and Samuel A. Ramirez & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co.
J.P. Morgan Securities Inc.
Blaylock & Partners, L.P.
Samuel A. Ramirez & Company, Inc.

Total	9,985,619

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The Fund and the Foundation have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 1,497,843 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of each of Credit Suisse First Boston LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus.

The selling stockholders and all of our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of Credit Suisse First Boston LLC and UBS Securities LLC until 90 days after the date of this prospectus; provided, however, that gifts or transfers to (A) the officer’s or director’s immediate family or (B) a trust or partnership, the beneficiary and sole partners of which are members of the officer’s or director’s immediate family and/or the officer or director, will not be prohibited, provided that the donee or transferee agrees in writing prior to such donation or transfer to be bound by the foregoing in the same manner as it applies to the officer or director and such donation or transfer does not involve a disposition for value. In addition, the exercise of any stock options or warrants, or rights relating to the conversion of convertible debt or restricted stock units will not be prohibited, provided that the shares of common stock obtained upon any such exercise will be subject to the aforementioned limitations on disposition. In addition, any shares of our common stock acquired by our executive officers and directors in the open market will not be subject to the aforementioned limitations on disposition.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Certain of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us, our affiliates and the selling stockholders in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. UBS Securities LLC, one of the underwriters in this offering, is acting as financial advisor to the Fund. Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. and/or their affiliates are lenders under our credit agreement. Credit Suisse First Boston LLC served as lead underwriter and UBS Securities LLC, Morgan Stanley & Co., J.P. Morgan Securities Inc. and Blaylock & Partners, L.P. served as co-managers in connection with our initial public offering of common stock on November 7, 2002.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters will be passed upon for us by Hinman Straub PC, Albany, New York, special counsel to us. Weil, Gotshal & Manges LLP, New York, New York, advised the underwriters in connection with this offering. Mr. John E. Zuccotti, a member of our board of directors, is Senior Counsel to Weil, Gotshal & Manges LLP.

EXPERTS

The consolidated financial statements of WellChoice, Inc. appearing in WellChoice, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2004 and March 31, 2003, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in WellChoice, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the public reference room at the Commission, at Room 10245, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, The Woolworth Building, 233 Broadway, New York, NY 10279. Please call 1-800-SEC-0330 for further information concerning the public reference room. The Commission also makes these documents available on its website at http://www.sec.gov. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Our website address is www.wellchoice.com and information contained thereon does not constitute part of this document. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Commission.

We have filed with the Commission a registration statement on Form S-3 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to WellChoice, Inc. and our common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public from the Commission’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means we can disclose information to you by referring you to another document we have filed with the Commission. The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following:

•	the description of common stock in the Registration Statement on Form 8-A filed with the Commission on October 25, 2002;

•	Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Commission on February 12, 2004, as amended by the Form 10-K/A filed with the Commission on February 24, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Commission on April 23, 2004, as amended by the Form 10-Q/A filed with the Commission on May 14, 2004;

•	Definitive Proxy Statement for the May 19, 2004 Annual Meeting of Stockholders filed with the Commission on April 6, 2004, as supplemented by the Definitive Additional Materials filed with the Commission on May 14, 2004;

•	Current Report on Form 8-K filed with the Commission on May 28, 2004; and

•	any future filings we make with the Commission (including under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934) between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

You can obtain any of the documents incorporated by reference in this prospectus from us, or from the Commission through the Commission’s website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them from us in writing at WellChoice, Inc., 11 West 42nd Street, New York, New York 10036, Attention: Lisa Greiner or by telephone at (212) 476-7800.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the issuance and distribution of the securities being registered under this Registration Statement, other than the fees, expenses or disbursements of counsel and other advisors of the selling stockholders and the underwriting discounts and commissions. All amounts, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Transfer Agent fee are estimated. All amounts will be paid by the registrant:

Securities and Exchange Commission Registration Fee	$63,291
National Association of Securities Dealers, Inc. Filing Fee	30,500
New York Stock Exchange Listing Fee	—
Transfer Agent Fee	5,000
Blue Sky Fee	1,000
Printing and Engraving Expenses	75,000
Legal Fees and Expenses	400,000
Accounting Fees and Expenses	100,000
Miscellaneous	25,209

Total	$700,000

Item 15.    Indemnification of Directors and Officers

The Delaware General Corporation Law (the “DGCL”) provides for the power to indemnify any directors, officers, employees and agents and to purchase and maintain insurance with respect to liability arising out of their capacity or status as directors, officers, employees and agents. The indemnification provisions are not exclusive of any other rights to which directors and officers may be entitled under a corporation’s certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise.

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Under our certificate of incorporation, a director will not be deemed to breach any fiduciary duty or other obligation owed to our stockholders or any other person by reason of:

•	failing to vote for (or voting against) any proposal or course of action that, in the director’s judgment, would breach any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or its successors, or could lead to termination of any license granted to us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association; or

•	voting in favor of any proposal or course of action that, in the director’s judgment, is necessary to prevent a breach of any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or that could prevent termination of any license granted to us or any subsidiary or affiliate by Blue Cross Blue Shield Association.

Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability asserted against or incurred by these individuals in their capacity, or arising out of their status, as our officer, director or employee, regardless of whether the DGCL would permit indemnification.

We have purchased insurance on behalf of our directors and officers for liabilities arising out of their capacities as such.

Item 16.    Exhibits

Number	Description
1.1**	Form of Underwriting Agreement

4.1	Specimen Common Stock certificate (1)

4.2	Registration Rights Agreement, dated as of November 7, 2002, by and among WellChoice, Inc., The New York Public Asset Fund and The New York Charitable Asset Foundation (2)

5.1**	Opinion of Willkie Farr & Gallagher LLP

15	Letter re: Unaudited Interim Financial Information

23.1	Consent of Independent Auditors

23.2**	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in Part II of this Registration Statement)

**	Previously filed.
(1)	Previously filed as the same numbered exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-99051) and incorporated herein by reference thereto.
(2)	Previously filed as the same numbered exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)    for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(b)    for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)    for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 2nd day of June 2004.

WELLCHOICE, INC.

By:	/s/ LINDA V. TIANO
	Name:	Linda V. Tiano
	Title:	Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL A. STOCKER, M.D.* Michael A. Stocker, M.D.	Chief Executive Officer, President and Director (Principal Executive Officer)	June 2, 2004

/S/ JOHN W. REMSHARD* John W. Remshard	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 2, 2004

/S/ JOHN F. MCGILLICUDDY* John F. McGillicuddy	Chairman of the Board of Directors	June 2, 2004

/S/ HERMES L. AMES, III* Hermes L. Ames, III	Director	June 2, 2004

/S/ JOHN R. GUNN* John R. Gunn	Director	June 2, 2004

/S/ PETER HUTCHINGS* Peter Hutchings	Director	June 2, 2004

/S/ SUSAN L. MALLEY, PH.D.* Susan L. Malley, Ph.D.	Director	June 2, 2004

Edward J. Malloy	Director

/S/ ROBERT R. MCMILLAN* Robert R. McMillan	Director	June 2, 2004

/S/ STEPHEN S. SCHEIDT, M.D.* Stephen S. Scheidt, M.D.	Director	June 2, 2004

/S/ FREDERICK O. TERRELL* Frederick O. Terrell	Director	June 2, 2004

/S/ LOUIS R. TOMSON* Louis R. Tomson	Director	June 2, 2004

/S/ FAYE WATTLETON* Faye Wattleton	Director	June 2, 2004

John E. Zuccotti	Director

*By:	/s/ LINDA V. TIANO

Linda V. Tiano Attorney-in-Fact